Detica

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2008 JUL 15 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

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08003788

Our ref: 08-FIV100C222

9 July 2008

File no: 82-35012

SUPPL

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

09.07.08 Annual Report 2008 viewing facility

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

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Nicky Heywood

Company Secretarial Assistant

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Free annual report

Detica

Company	Detica Group Plc
TIDM	DCA
Headline	Annual Report and Accounts
Released	08:48 09-Jul-08
Number	6523Y08

RNS Number : 6523Y
Detica Group Plc
09 July 2008

9 July 2008

Detica Group plc
("Detica" or "the Group")

Annual Report 2008

Copies of the above document have been submitted to the UK Listing Authority (UKLA) and will shortly be available for inspection at the UKLA Document Viewing Facility, which is situated at:

Document Disclosure
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The above document is also available for download on the Detica website: www.detica.com

For further information, please contact:

Detica Group plc
+44 (0) 1483 816900

John Woollhead, Company Secretary

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Detica

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Companies House
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Our ref: 08-FIV100C223

www.detica.com

9 July 2008

SUPPL

AR/S
3-31-08

Dear Sir

Detica Group plc - 3328242

Please find attached a copy of the Annual Report for the above company. Please acknowledge receipt of the letter by signing and returning the enclosed copy of this letter (SAE enclosed)

Yours sincerely

Nicky Heywood

Company Secretary Assistant

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3-31-08
AR/S

More to us than meets the eye

Annual report and accounts 2008

Contents

Detica at a glance

Detica is a specialist business and technology consultancy focused on turning complex information into relevant and actionable intelligence. In a climate of explosive growth in the volume of data and information available to enterprises and governments, our clients see intelligence-led decision making as a key challenge.

Most of our work is in the information-intensive areas of security, fraud containment, risk management, regulatory compliance and customer management. In these areas, we deliver a broad range of services including strategy formulation, people and process change and the delivery and support of technology solutions.

* A reconciliation of adjusted profit before tax and diluted earnings per share measures to reported IFRS measures is set out in the tables on page 76. The Directors consider that the adjusted measures better reflect the ongoing performance of the business.

Chairman's statement

"We are pleased to announce another set of good results for Detica.

Group revenue increased by 30% to £203.2 million, driven by organic growth of 8% and the full year impact of prior year acquisitions."

Chris Conway
Chairman

Introduction and highlights

We are pleased to announce another set of good results for Detica. Group revenue increased by 30% to £203.2 million, driven by organic* growth of 8% and the full year impact of prior year acquisitions. Adjusted Group profit before tax increased by 47% to £25.4 million and adjusted diluted earnings per share increased by 36% to 14.6 pence. Overall, the Board is of the view that the performance was satisfactory and demonstrates the ability of the business to achieve good results, even in difficult years.

Our Government business delivered an excellent performance with revenues growing by 43% to £124.1 million but the performance of our Commercial business was mixed with challenging market conditions in the Financial Services sector impacting growth. We did not make any acquisitions during the year, concentrating instead on the integration and development of DFI and the m.a.partners business acquired in the previous year.

People and the Board

Detica is primarily a people business and I would again like to thank all of our staff for their hard work and dedication as well as welcome the 460 members of staff who joined our business last year. I would also like to thank our employees for their flexibility – particularly over the past few months as we transferred staff from Financial Services to other parts of our business where demand has been stronger.

The Group's geographic reach has broadened from an exclusively UK-based business to one that has multiple office locations in the UK, US and Continental Europe and the management structure continues to evolve. We strengthened our management team during the year with the recruitment and internal promotion of a number of senior people to manage the growth.

As reported last year, General John Gordon (USAF, Ret) was appointed to the Board as a Non-Executive Director in April 2007 to ensure that we have an appropriate mix of backgrounds to match our US growth aspirations. Related to this, Colin Evans is now focused solely on our Government business in both the UK and the US. As a result, the Commercial business now reports directly to Tom Black via its divisional Managing Director. There were no other changes to the Board during the year.

*Organic growth is calculated by comparing revenue for the year to March 2008, with revenue for the year to March 2007 restated as though the acquisitions of DFI, m.a.partners and Inforenz had been made on 1 April 2006, and that the exchange rates for the year to March 2007 were the same as those in the year to March 2008.

Increase in total dividend compared to prior year

+32%

Dividends

The Board is recommending a final dividend of 2.5 pence per share, which, if approved by shareholders at the Annual General Meeting on 31 July 2008, will be paid on 8 August 2008 to shareholders on the register at 11 July 2008. The ex-dividend date will be 9 July 2008. The total dividend of 3.7 pence for the year represents an increase of 32% over 2007 (2007: 2.8 pence).

Corporate governance

Detica is committed to high standards of corporate governance. During the year, I relinquished the role of Chairman of the Remuneration Committee and was replaced by Mark Mayhew.

The Company has been in full compliance with the provisions set out in section 1 of the 2006 Combined Code throughout the year except as detailed on page 26. Further explanation of how the principles of the Combined Code have been applied is given in the Corporate Governance section of this report on pages 26 to 32 and in connection with Directors' remuneration in the relevant section of the Remuneration report on pages 33 to 39.

Strategy

The Group strategy remains unchanged. Our objective is to become the pre-eminent consulting player servicing the information-based counter-threat agenda in both the UK and the US. We will do this though strong organic growth in key target markets stimulated by the development of world class intellectual property and supported by high quality acquisitions that deliver access to new markets or provide specific skills and expertise.

Outlook

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and particularly in our Government markets. As a result, the outlook for the Group remains good.

Chris Conway
Chairman
30 May 2008



Business review

Tom Black
Chief Executive

Government revenues grew to £124.1 million

+43%

Introduction
Detica delivered a good overall performance for the year to 31 March 2008 underpinned by robust organic growth in our UK Government business, with substantial increases in revenue and profit. Group revenues increased by 30% to £203.2 million (2007: £156.1 million), driven by organic growth of 8% and the impact of prior year acquisitions. Adjusted Group profit before tax increased by 47% to £25.4 million (2007: £17.3 million) representing an adjusted operating margin of 13.3% (2007: 10.9%).

The year was characterised by an exceptional sales performance in our UK Government business where we won several longer term projects, the integration of the US Government and capital markets consulting businesses, both acquired in the previous financial year, and the impact of the unfolding global credit crisis on our Financial Services business. In addition, our NetReveal unit, which licenses our proprietary tool for the detection of collusive large-scale fraud, had several material successes in the year.

Government
Our Government business delivered a strong performance for the year with revenue growing by 43% to £124.1 million (2007: £87.0 million) driven in part by the acquisition of the US business, DFI, on the last day of the previous financial year. Organic growth was 16%.

UK Government
Our UK Government business delivered excellent results, with revenue increasing by 20% to £103.3 million (2007: £86.0 million). Within this, our Electronic Systems Group (our specialist products unit) performed particularly well growing by 32% to £22.1 million (2007: £16.8 million).

Our UK Government business assists clients with initiatives in areas such as counter-terrorism, serious and organised crime, identity management and immigration and border control. Clients include agencies within the intelligence and defence sectors, as well as adjacent departments such as the Home Office, the Department for Transport, the Metropolitan Police and HM Revenue and Customs ("HMRC"). Much of our work in this market is at the heart of our clients' mission and focuses on large-scale data integration and the application of advanced analytical techniques – areas in which we remain a supplier of choice – and relies on our strong domain knowledge. In the Government sector we continue to use our NetReveal product as a core part of our service offering and have, in addition, sold it as a stand-alone licensed product to several central UK Government departments.

Larger and longer-term delivery contracts are becoming increasingly important in this market. In addition, they result in better revenue visibility, allow us to optimise utilisation and underpin our confidence in the future. We were therefore delighted, as a tier-one partner within the Trusted Borders consortium led by Raytheon Systems Limited, to have been selected to design and build the intelligence and analytics component of the e-Borders programme. This provides a fast, intelligence-led pre-screening capability to check all persons entering the UK from overseas helping the UK Border Agency, Police and the Security Services maintain the integrity of the UK border. As well as developing new applications, we will also be using our own tools, such as NetReveal. This contract, including the extension which we announced in January 2008, is expected to generate over £80 million of revenue for Detica, with the majority falling in the next four financial years.

In addition, towards the end of the financial year we were awarded a multi-year £18.1 million contract to provide the Metropolitan Police Service with mobile devices which will allow officers access to a range of information sources while on the move. The contract covers the provision and support of Operational PDAs, Mobile Data Terminals and associated infrastructure and will be delivered over the next five years.

Framework contracts are increasingly important in the UK Government market. The prior year's framework wins delivered material revenues in 2008, including programmes at the Department for Transport and the Foreign and Commonwealth Office. We were delighted to have succeeded in renewing our long-running MOD ICS catalogue position and our HMRC framework. A major, more recent, achievement was the award of a significant new five-year framework contract with a long-standing intelligence client. As a key partner in a consortium, we will be delivering a wide range of consultancy and technology services to the heart of the client's operations.

HMRC is one of Detica's longest-standing clients and, following the completion of a successful pilot last year, we are now helping them to identify tax evasion using a suite of advanced data analytics tools operating across the various complex data sources available. We are also providing HMRC with an innovative, risk-based assessment capability using a range of data sources to allow them to better target illegal freight movements at UK ports. Elsewhere in Government, we were pleased to be awarded a project to help the Highways Agency advance their CCTV operations. They operate one of the world's largest and most geographically dispersed CCTV networks to ensure that the UK's critical road infrastructure runs safely and efficiently and we are providing technical, business and management consultancy services, helping to ensure the engineered solutions are secure and resilient.

In the defence sector, where our clients' priorities remain operational in nature, we continue to focus on the most information-intense niches as well as addressing the wider issues associated with secure information exchange. The Defence Cryptosecurity Authority awarded us contracts worth more than £2 million during the year. We are providing business consulting, information assurance and enterprise architecture design services to the Ministry of Defence's £200 million CIPHER programme, which will provide new cryptographic equipment and secure information exchange services across the UK military. As part of our engagement, we are also supporting the procurement of similar capabilities across the rest of Government on behalf of the Cabinet Office's Secure Management Infrastructure project.

Looking forward, our UK Government business is well positioned to benefit from the Government's continued focus on intelligence, security and resilience as described in the National Security Strategy, published in March 2008, and the Comprehensive Spending Review, published in October 2007, which confirmed spending increases in a number of our core clients, with a particular emphasis on increased technology spending. This positive context will enable us to capitalise on our market-leading position and support the continued long-term performance of our UK business as a whole. We expect ongoing strong growth in this sector underpinned not only by the strong order book as we enter the new financial year, but also by a healthy pipeline.

Commercial revenues grew to £79.1 million

+15%

US Government

Revenue generated by our US Government business increased to £20.8 million (2007: £1.0 million) with the prior year acquisition of DFI accounting for the majority of the increase. Including revenues from US clients that were serviced by our UK business, Group revenue from US Government clients grew to £28.1 million (2007: £9.0 million).

Following the acquisition of DFI, this business underwent an integration process that was more prolonged and complex than originally envisaged. With improved operational control, utilisation strengthened, day rates increased and the business achieved growth and profitability in the second half.

Detica now has relationships at the heart of the intelligence, security and resilience community in both the UK and US. We have been pleased to see the high levels of interest from US clients in UK capability and vice versa and believe that we are uniquely placed to benefit from these synergies. Notable achievements in the US business that draw upon UK capability include the recent award of a NetReveal pilot project to provide advanced analytics to the Internal Revenue Service to detect and assess tax fraud and the expansion of Detica analytics support to a US counter-terrorism client. In addition, the US business has been instrumental in widening the customer base for Detica's specialist hardware products with new sales to the Federal Bureau of Investigation. To respond to the demand levels for core Detica capabilities, we are planning new investment in the coming year in building a robust and scaleable data analytics capability based in our Washington DC office to service both Government and Commercial clients.

Our UK business has also benefited directly from this cross-sell synergy. During the year our UK business was awarded a contract with the UK-US collaborative Joint Narcotics Analysis Centre, which is responsible for intelligence assessments in support of counter-narcotics initiatives, under which we are working with officials from the US Department of Defense and the Ministry of Defence to provide a suite of analytical tools and services to support the exploitation of open-source intelligence.

During the year, our US business played an important role in the preparation of the National Strategy for Improvised Explosive Devices and has expanded its support to the Department of Homeland Security's ("DHS") bombing prevention programmes. It has undertaken new engagements with the Federal Emergency Management Agency to support the development of the National Response Framework and recently achieved renewal of its Lessons Learned Information Sharing programme for the DHS.

An enhanced sales pipeline and strong US-UK coordination has positioned our US business to cross-sell core Detica capabilities and technology into a growing American government client base. The acquisition of DFI was an important step towards building a substantial presence in the strategically important US National Security market where we continue to see strong demand.

Commercial

Our Commercial business delivered a weaker performance for the year with revenue growing by 15% to £79.1 million (2007: £68.5 million). On an organic basis, revenue declined 3%. £70.1 million of revenue was delivered by the UK business (2007: £63.5 million), including a small contribution from our Financial Services businesses in Amsterdam and Geneva, and £9.0 million by the US (2007: £5.0 million).

Financial Services

Our Financial Services business had a disappointing year due to challenging market conditions associated with the global liquidity crisis. Our revenue was £51.1 million, an increase of 20% on the prior year, but driven entirely by the full year impact of the prior year's acquisition of m.a.partners. As signalled at our interim results in November 2007, on an organic basis, revenue declined by 8% following a significant reduction in the second half to levels well below the corresponding period in the preceding year.

In this market, we work for clients in the Market Services (regulators and exchanges), Retail Banking, Insurance, and through our prior year acquisitions of Evolution Consulting and m.a.partners, the Investment Banking sub-sectors. Our services include the provision of advanced analytics for the detection of fraud and market abuse, data-intensive projects to address regulatory compliance as well as wide-ranging business consulting assignments.

During the first half, we saw good demand from Investment Banking clients, particularly in the US, which reversed dramatically towards the end of the first half as the fall out from the global liquidity crisis started to impact discretionary consulting projects. This resulted in a 22% decline in revenues in the second half, with the impact most keenly felt in our US practice. Detica's normal mix of consulting and implementation projects focused on information-intensive areas generally proves robust to such change, but, as we had not yet fully extended m.a.partners' consulting assignments into implementation projects, we were exposed. Much of the second half was therefore taken up with re-focusing the Investment Banking business towards data-related projects and the more resilient threat agenda of compliance and risk management. In this regard, we are delighted to have been recently selected by a major European-based investment bank where our expertise in data stewardship and in information exploitation will help improve the consistency and governance of client reference data across the bank's product lines.

In our Market Services, Retail Banking and Insurance sub-sectors, there is growing demand for services designed to detect and prevent fraud and misconduct. We were delighted to be selected by Turquoise, the multi-lateral trading facility, to deliver a real-time market surveillance system to capture breaches of trading rules, root out market irregularities and develop enhanced trading execution analytics. Our NetReveal sales efforts were focused on the UK and US financial services markets and delivered several successes in the year. In the UK we made licence sales to HSBC and the UK's largest retail insurer, RBS Insurance, and in another major retail bank we now provide an anti-fraud service based on NetReveal. In the US, we entered into a reseller agreement with the SAS Institute to target their financial services clients in North America and also have several pilots underway with major US financial institutions.

Our Financial Services business now operates in an uncertain and currently unfavourable macroeconomic environment, and in particular demand in the Investment Banking sub-sector is expected to remain subdued for at least the next 12 months. Nonetheless, we believe that risk-management and regulatory challenges will drive the market – a trend which plays well to our strengths – and we are optimistic about the prospects for NetReveal.

Telecoms, Media and Technology ("TMT")

Our TMT unit delivered satisfactory results, with revenue increasing by 7% to £28.0 million (2007: £26.0 million). Second half performance was a material improvement on the first half and we saw a year-on-year second half growth rate of 23%.

Our key clients in this area of the business are the major telecoms and media companies, and include BT, Vodafone, Orange and Sony. We work in areas such as information management and business change consulting and assist clients with challenges arising from regulatory demands, increased competition and industry convergence.

In the mobile sector we have expanded our client base, to include Orange and other parts of the France Telecom group. We have also started the process of building our presence outside the UK, entering the Netherlands market through our work with Vodafone Netherlands, where we developed a solution for the launch of a new mobile consumer proposition and are advising on aspects of information management. In addition, at another mobile operator, we have applied our NetReveal analytics platform to address marketing and retention challenges by identifying social networks within customer data.

During the year, we continued to diversify our services in BT, increasing the strength and depth of our relationships across all of their market facing units and we now play an important role on some of their most critical programmes. In addition, we are working with Cable & Wireless to shape and deliver their data integrity initiatives.

As previously reported, StreamShield was combined with Detica's core business in June 2007. Existing StreamShield customers are being fully supported and we continue to sell solutions such as content forensics (which identifies professional spammers and infected subscribers on service provider networks) and web filtering. During the year, StreamShield delivered network-based filtering applications to a Carphone Warehouse subsidiary and to an overseas national telecoms provider and recognised revenues totalling £1.1 million. In addition, StreamShield was awarded the 2007 BT Supplier Innovation Award for supplying a system which tracks down and disrupts professional spammers on the BT broadband network.

The TMT sector feels robust and we expect the recent good progress to continue.

The NetReveal licence and maintenance revenues grew from £0.2 million to

£3.5m

Intellectual property and products

Two groups within Detica share responsibility for the creation of intellectual property and products – the Technology Innovation Group and the Electronic Systems Group. Revenue from these two groups is reported within the appropriate market-facing sector above. The role of these groups is to provide tools and techniques which solve specific problems for clients across, but which can be adapted through modest R&D investment to meet broader needs of other clients. Importantly, these tools and techniques are distinct from anything else in the market and hence differentiate us from the competition and facilitate the opening of new client relationships.

NetReveal is the most mature of a number of offerings developed by the Technology Innovation Group and uses advanced social network analysis techniques to detect, score and support the investigation of potentially fraudulent networks. It encapsulates knowledge we have gained over 30 years working with leading organisations across the national security and financial services markets in areas such as intelligence, fraud and risk management. Our NetReveal business had several material successes in the year in both UK Government and UK Financial Services and generated licence and maintenance revenues of £3.5 million (2007: £0.2 million). We have also had initial success in the year in selling our new TxtReveal product which is targeted at government analysts for threat assessment, counter-terrorism work and mission planning.

The Electronic Systems Group designs and builds several different lines of specialist high performance hardware for demanding applications that cannot be solved by off the shelf hardware or software. The products are sold primarily to Government clients in the UK and US. The unit performed particularly well last year growing its revenues by 32% to £22.1 million (2007: £16.8 million) all of which is reported within our UK Government business above.

People

The Board recognises that Detica's employees are central to the success of the business and aims to create a workplace in which all employees are engaged and motivated to perform at their best. Detica continues to attract high quality people, supported by our increasing scale and reputation in the consulting market and, at year end, we employed 1,538 (2007: 1,464) staff.

Employee engagement

A strong culture is a critical element in employee engagement and we conduct a regular employee survey across the Group to help us better understand the views of our employees and to identify actions to enhance employee commitment, retention and engagement. Results from the latest survey were encouraging and suggest that we have retained a strong culture despite acquisitions and high rates of organic growth and that Detica remains an attractive place to work with highly capable colleagues and a good team spirit. Specific actions are in place to address areas for improvement noted by the survey.

A number of events are arranged to facilitate team building and communication between employees including quarterly business unit forums. Our Corporate and Social Responsibility programme, described on pages 22 and 23, is a prime example of an initiative that both benefits the wider community and increases employee engagement.

Electronic Systems Group
revenues grew to £22.1 million

+32%

Recruitment
During the year, we recruited 460 employees (2007: 367) of whom 130 (2007: 94) were graduates. We have a number of recruitment channels ranging from relationships with the major universities to specific agencies and search firms targeting recruitment at the more senior grades and our new candidate management system improved our responsiveness to the changing recruitment needs of the Group. Importantly, the recruitment pipeline remains strong and we remain able to select only the strongest candidates to join the Group.

Learning and development
Approximately 80% of the training and development needs of staff is undertaken via "on the job training" in order to ensure that the Detica methodology is understood and implemented on a common basis throughout the Group. For example, given the Group's growth in the US, a programme of UK/US secondments was implemented to ensure an appropriate transfer of skills and implementation of common working methods.

We have a comprehensive induction programme for all new employees who join the Company designed to provide insight into how we operate, our values and what it means to work for us. Although this has been primarily aimed at the UK business, we are gradually extending the same principles to our overseas operations. In addition, the majority of our graduate joiners spend time in our core Academy training programmes in London. Datalab Academy consists of a four-week intensive training programme centred on the skills required to work with and manage large-scale data projects. Javalab Academy was established during the year in order to enhance Java skills and to better understand the software development lifecycle and standard project processes.

To build future leadership talent 30 potential future leaders of the business attended the four-module, ten-day Detica Management Development Programme during the year. In addition, several of our most senior employees attended leadership programmes at the Harvard Business School.

Career development and succession planning
Our career development and talent management processes are designed to cater for both the aspirations of our employees and to identify and develop the managers and leaders of tomorrow. The output of these processes is reviewed formally by the Board on an annual basis as part of their succession planning remit.

Reward
Remuneration packages are regularly benchmarked against comparable organisations to ensure they are attractive and competitive in the marketplace. In 2007 a flexible benefits scheme was introduced for UK employees allowing them to adjust benefits such as holiday allowance, life assurance and pension contributions to suit their personal circumstances. A variety of recognition schemes operate in the Company including an annual discretionary performance-related bonus scheme, long-service awards and individual local awards for specific achievements. The Company also offers a tax approved All Employee Share Option Plan to all UK employees and, during the year, 367 employees (2007: 267) were contributing members of the scheme.

Attrition
Total staff attrition (excluding the previously announced headcount reduction programme at StreamShield and the reduction of the support base in DFI) increased to 22% (2007: 18%) affected by higher levels in the recently-acquired businesses and actions required to reduce headcount in the weaker investment banking market. This is above our long-run target of 15%, and improving staff retention remains a high priority

Market and strategy

Market opportunity

Detica's market opportunity is driven by the explosion in the volume and complexity of data and information generated by the ubiquitous use of IT and advanced communications techniques across every aspect of modern life and, most particularly, the growth of the internet. Information volumes generated by this are estimated to be growing at a staggering 60% per annum, almost twice the rate of growth in the availability of new storage media. This creates a highly dynamic and complex environment in which all major enterprises must invest heavily if they are to make sound decisions, based upon the best available intelligence.

More specifically, the fact that this environment is now being both exploited and targeted by terrorists and organised criminals presents our core market opportunity. We primarily help our clients identify and overcome those who threaten the safety of the public or the security of the State or who seek to commit serious crime. In addition, we utilise the skills and techniques developed in this core business to assist our clients with other information-intensive problems such as analysing customer buying behaviours.

Strategy

To counter such threats, our clients need to remain at the forefront of information collection, analysis and exploitation and we, in turn, must ensure that we remain at the forefront of these disciplines to assist them in deploying state-of-the-art techniques within their operational domains.

Our objective is to become the leading consulting and specialist services provider across this information-intensive counter threat agenda. We will do this through strong organic growth in our target markets, supported by selective high-quality acquisitions that deliver access to new markets or provide specific skills and expertise.

The five key elements of our strategy are:

Consulting-led
We tackle the problems our clients face rather than seek to push existing solutions which may not meet their need. By taking this problem-led approach, we engage at senior levels on the topics which are of greatest importance to our clients and we ensure that we are always operating at the forefront of our discipline.

Focused geographic expansion
We are heavily concentrated in two geographic markets: the UK (our domestic market) and the US which, besides being the largest market for services such as ours, has many similar features and, indeed, shares many common threats and solutions with the UK.

Focused on specific vertical markets
Our core markets are within Government: namely the UK and US intelligence, security and resilience communities, although we also support other Government departments such as tax and benefits agencies. Besides these, we operate in other markets which most highly value our expertise in countering threats such as fraud and in related areas such as analysing large-scale customer data sets. These markets include Financial Services (principally investment and retail banks, insurers, information service providers and regulators) and TMT (principally fixed and mobile telecom providers and media companies).

"...the outlook for the Group remains good."

Flexible, high quality people
To tackle our clients' most challenging problems our staff need to be innovative problem-solvers of the highest intellectual calibre. We recruit people with strong technical skills and business domain understanding and we immerse them in our highly people-centric culture. This provides our clients with access to a unique talent pool and our staff with an unrivalled and challenging peer group.

Unique intellectual property
To successfully meet the challenges which our clients face, we need to continually develop new solutions in a highly dynamic environment. We invest, principally though our Technology Innovation Group and our Electronic Systems Group, in new approaches and solutions which ensure that we are heavily differentiated in the market and offer our clients a service that they simply cannot obtain elsewhere.

Outlook

The year was characterised by another strong performance by our UK Government business, the integration of our US Government business, DFI, and a far more challenging trading environment for our Financial Services business. It is a testament to our portfolio approach that Detica nevertheless achieved good growth during the year.

Our UK Government business continues to perform strongly and we see high levels of demand in this area. Similarly, the US Government business is experiencing healthy demand although we have yet to achieve the critical mass in this market to allow us to fully capitalise on the opportunity. In our Commercial business, the Telecoms, Media and Technology business is trading well. The Financial Services business does appear to have stabilised following the rapid reduction in market activity in the middle of the financial year, although risks remain in this business.

Detica has a broad portfolio of revenue streams and we continue to see healthy demand for our services across most of these, and particularly in our Government markets. As a result, the outlook for the Group remains good.

Tom Black
Chief Executive
30 May 2008

Financial review

Mandy Gradden
Finance Director

Detica has achieved another year of growth with revenue up 30% to £203.2 million (2007: £156.1 million). Adjusted profit before tax rose by 47% to £25.4 million (2007: £17.3 million) and adjusted diluted earnings per share grew by 36% to 14.6 pence (2007: 10.7 pence). On an unadjusted basis, profit before tax was £22.6 million (2007: £14.9 million) and diluted earnings per share were 12.9 pence (2007: 9.2 pence).

Revenue

Our UK business delivered £173.4 million of revenue (2007: £150.1 million) and, driven by the acquisition of DFI, as well as the full year effect of the acquisition of m.a.partners, our US business delivered £29.8 million (2007: £6.0 million). Group sales to US-based clients were £37.1 million (2007: £14.0 million). The table below summarises the Group's revenue by its primary reporting segment, geography, and then by vertical market.

	2008			2007			Total growth			Organic growth		
	UK £'m	US £'m	Group £'m	UK £'m	US £'m	Group £'m	UK %	US %	Group %	UK %	US %	Group %
Government	103.3	20.8	124.1	86.0	1.0	87.0	20	–	43	20	3	16
Financial Services	42.1	9.0	51.1	37.5	5.0	42.5	12	81	20	(10)	5	(8)
TMT	28.0	–	28.0	26.0	–	26.0	7	–	7	7	–	7
Commercial	70.1	9.0	79.1	63.5	5.0	68.5	10	–	15	(4)	5	(3)
StreamShield	–	–	–	0.6	–	0.6	(100)	–	(100)	(100)	–	(100)
Total	173.4	29.8	203.2	150.1	6.0	156.1	16	–	30	9	3	8

Fees earned by Detica staff represented 80% of our revenues (2007: 86%). The balance is derived from the use of specialist subcontractors, the sale of our specialist communications products and software solutions such as NetReveal, the resale of software and hardware purchased for client assignments and travel and subsistence. Following material project wins in the UK Government business in the second half of the year, the proportion of revenues derived from fixed-price contracts increased from 38% in the prior year to 42% last year.

At a Group level, revenue per head declined marginally to £133,000 (2007: £135,000) as a result of the lower day rates earned in our US Government business. In the UK business, revenues per head were constant at £140,000 (2007: £140,000) driven by a combination of higher day rates and licence revenues but offset by weaker utilisation in our Commercial businesses.

Profit and margin

Adjusted Group operating profit grew by 58% to £27.0 million (2007: £17.1 million) and adjusted Group profit before tax grew by 47% to £25.4 million (2006: £17.3 million). The table below shows adjusted operating profit and margin by geography.

	2008			2007		
	UK £'000	US £'000	Group £'000	UK £'000	US £'000	Group £'000
Adjusted operating profit						
Core business	29,168	(1,405)	27,763	22,147	(1,031)	21,116
StreamShield	(805)	–	(805)	(4,056)	–	(4,056)
Group	28,363	(1,405)	26,958	18,091	(1,031)	17,060
Adjusted operating margin						
Core business	16.8%	–	13.7%	14.8%	–	13.6%
StreamShield	(0.4%)	–	(0.4%)	(2.7%)	–	(2.7%)
Group	16.4%	–	13.3%	12.1%	–	10.9%

"Adjusted Group profit before tax rose by 47% to £25.4 million"

+47%

Margins in our core UK business improved markedly to 16.8% (2007: 14.8%) as a result of the net impact of the following underlying profit drivers:

- UK utilisation was weaker as a result of the performance of our Financial Services business;
- UK day rates increased by 3% compared to 2007; and
- UK employment costs per head were lower due to a below-target pay out of performance related remuneration.

The US business made an adjusted operating loss of £1.4 million (2007: £1.0 million). This comprised a breakeven performance from the US Government business, integration costs of £1.8 million and a small profit from our US capital markets business (although this business was modestly loss making in the second half). Integration costs mainly comprise staff and travel costs and are non-recurring but we do intend to invest in building a robust and scaleable data analytics capability in the US in the coming year.

StreamShield's financial results for the quarter to 30 June 2007 have been reported separately in the table above and the decision in June 2007 to absorb StreamShield into the core business with the attendant reduction in operating losses has contributed materially to the increase in Group profits. StreamShield's financial results since then (revenues of £1.1 million and losses of £0.4 million) have been reported as part of the TMT business in the UK. Exceptional costs comprising severance, share option charges and professional costs totalling £0.8 million (in addition to the £1.1 million of exceptional asset impairments recorded in the previous financial year) were incurred in the first quarter together with the business's then "normal" operating losses totalling £0.8 million.

Half-year performance

The Group continues to record revenues weighted towards the second half, although in 2007 this was somewhat less pronounced following the weaker performance of the Financial Services business in the second half. 49% of revenue was generated in the first half (2007: 47%) and 51% in the second half (2007: 53%).

Adjusted operating margin in the UK business was substantially higher in the second half as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season, a reduction in performance related remuneration and increased NetReveal licence sales. The table below sets out the operating margins for the UK by half:

	2008 %	2007 %
H1 adjusted UK operating margin	13.9	13.7
H2 adjusted UK operating margin	19.5	16.1
Full year adjusted UK operating margin	16.8	14.8

Taxation

The Group's adjusted tax charge for the year was £8.1 million (2007: £5.1 million) and represented an adjusted effective tax rate of 32.0% (2007: 29.2%). The table below identifies the key adjustments made to derive the adjusted tax figures with a notable new item this year relating to the one-off impact of the reduction in the UK rate of corporation tax from 30% to 28% on deferred tax assets.

The increase in effective tax rate from 29.2% to 32.0% is principally due to the Group's losses in the US. We expect that the availability of US losses to offset US profits taxed at an average effective rate of 42% will result in a Group effective tax rate of approximately 31–32% in the coming year.

Adjusted diluted earnings per share increased by 36% to 14.6p

14.6p

	2008 £'000	2007 £'000
Tax charge per the IFRS financial statements	7,334	4,358
Impact of exceptional charge on absorption of StreamShield	164	329
Impairment of Rubus goodwill following claim for previously unrecognised tax losses	192	153
Impact of amortisation of intangibles	528	220
Effect of change in UK tax rate on deferred tax asset	(69)	–
Adjusted tax charge	8,149	5,060

The Group's net deferred tax asset has reduced from £4.1 million at the start of last year to £2.2 million at 31 March 2008. The main driver of the reduced deferred tax asset was a much lower intrinsic value of unexercised share incentives based on the Company's lower share price at 31 March 2008 of 249.5p (2007: 412.5p).

At the year end, the Group had unutilised tax losses carried forward in its US subsidiaries as well as in Rubus, a company acquired in 2003. Since there are varying degrees of uncertainty as to the timescale of the utilisation of these losses, the Group has not recognised £6.8 million (2007: £5.2 million) of potential deferred tax assets associated with these losses.

Earnings per share ("EPS")

Reported diluted earnings per share grew by 40% to 12.9 pence (2007: 9.2 pence).

The post-tax impact of the exceptional charge on the absorption of StreamShield, the amortisation of acquired intangibles and the unwind of the discount on the deferred consideration on the m.a.partners acquisition, together with the impact of the change in deferred tax rate from 30% to 28%, has been reversed in presenting an adjusted measure of EPS as shown in the table below. The Directors consider that the resultant adjusted EPS figure of 14.6 pence (2007: 10.7 pence) better reflects the underlying growth in profits of the Group.

	2008 Pence	2007 Pence
Diluted EPS per the IFRS financial statements	12.9	9.2
Exceptional charge on absorption of StreamShield	0.5	0.7
Amortisation of acquired intangibles	1.0	0.5
Unwind of discount on m.a.partners deferred consideration	0.1	0.3
Effect of change in UK deferred tax rate	0.1	–
Adjusted diluted EPS	14.6	10.7

The Group incurred losses in the US and in StreamShield during the year. The impact of these is quantified in the table below:

	2008 Pence	2007 Pence
Adjusted diluted EPS		
UK	16.4	13.6
US	(1.3)	(0.6)
SSN	(0.5)	(2.3)
Group	14.6	10.7

Cash and treasury

We ended the year with net debt of £11.1 million (2007: £8.0 million).

At the operating level, the cash inflow for the year (before tax paid) was £23.8 million (2007: £22.5 million) representing a cash conversion of 88% (2007: 132%) of adjusted operating profit. The cash conversion ratio in 2008 was lower than in 2007 due to the longer working capital profile of fixed price projects which represent an increasing proportion of Detica's work and a smaller bonus charge in 2008 than that paid in June 2007 relating to prior year profits.

The Group also incurred net cash outflows of £8.3 million (2007: £36.4 million) associated with the acquisitions in the previous financial year. Capital expenditure was £7.7 million (2007: £7.9 million) with the majority of spend incured in fitting out new offices in London, Cheltenham and Ballston, Virginia.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. At the year end, as well as an annually renewable £10.0 million overdraft facility, the Group had the following four-year committed borrowing facilities with its clearing bankers which had been put in place in September 2006 to fund the acquisitions of m.a.partners and DFI:

- £15.0 million revolving credit facility; and
- £2.0 million amortising loan facility – £13.0 million of the original £15.0 million loan having been repaid during the year.

In May 2008, the Group cancelled this facility and agreed a new committed £40.0 million revolving credit facility with its clearing bankers expiring in May 2012. This facility will be used, if required, to provide increased flexibility around future working capital and general corporate requirements.

In the year ended 31 March 2008, the Group paid floating rate interest on its bank borrowings at a rate of LIBOR plus 0.75% and was thus exposed to interest rate risk. In October 2006, it entered into an 18-month £5 million interest rate swap to partially hedge this risk. In light of the lower level of borrowings expected in the forthcoming financial year, the Board decided not to renew this swap on expiry. The interest rate payable on drawings under the new facility is based on the ratio of EBITDA to net debt. The Group expects to pay interest at a marginally reduced rate of LIBOR plus 0.70% in the coming year.

Financing costs included a charge of £0.2 million (2007: £0.3 million) in respect of the discounting of the deferred consideration for m.a.partners which was paid in full in June 2007 as well as net interest paid on bank loans and overdrafts of £1.4 million (2007: £0.3 million income) stated net of the £11,000 gain on the interest rate swap described above.

The increase in the Group's US operations compared to prior years means that foreign exchange exposure has increased. Primarily this relates to increased volatility arising from the translation of dollar denominated revenues and earnings into sterling. In addition, the Group funds its US operations in part through £13.2 million of long-term dollar denominated intercompany debt. Exchange differences in the retranslation of this debt are taken to equity.

Dividends

The Board is recommending a final dividend of 2.5 pence per share making a total for the year of 3.7 pence (2007: 2.8 pence), up 32% on last year. This represents dividend cover of 3.9 times (2007: 3.8 times) based on adjusted diluted EPS, and is in line with our previously announced dividend policy whereby we aim to maintain dividend cover in the range of 3.5 to 4.5 times with approximately one-third paid in respect of interim results and two-thirds following the AGM.

The final dividend will, if approved by shareholders at the forthcoming Annual General Meeting, be paid on 8 August 2008 to shareholders on the register at the close of business on 11 July 2008, with an ex-dividend date of 9 July 2008.

Mandy Gradden
Finance Director
30 May 2008

Business risks

The Board and management continually identify, review and, where possible, mitigate the risks that may impact Detica's business, prospects, financial results and share price. This exercise is documented formally every three months. Other than the economic climate, the key, high-level risks to our business and to the sector more generally have not changed substantially over the past year and are as follows:

Global economic climate

As with all technology businesses, Detica is exposed to any downturn in technology spending that may result from instability in the global economy caused, for example, by rising commodity prices, acts of terrorism or, as we have seen recently, prolonged turmoil in global financial markets.

We believe that the diversified markets covered by our business and, in particular, our focus on the Government market, provide some mitigation against this risk. In addition, we maintain staff base flexibility in order that we can move resources to those sectors where demand is greatest – in the past year this has resulted in a material transfer of UK Financial Services staff into our TMT or Government units where demand has been stronger.

Public sector spending

There is ongoing speculation that a tightening in the public finances will lead to a reduction on UK Government investment in consulting and IT projects. While this remains a material risk, we believe that our focus on the counter-threat agenda will provide mitigation against this risk. The publication of the Comprehensive Spending Review in October 2007 and of the National Security Strategy in March 2008, confirmed the priority of spending in this area.

Similar speculation exists in the US Government market. Last year, approval of the Homeland Security budget was delayed for three months which impacted our US Government business' third quarter new sales. This must be considered to be an ongoing risk particularly in light of the forthcoming change in US President. In our mitigation of this risk, we focus on what we believe to be high priority spending areas as well as seeking to obtain contract extensions ahead of the end of the US budget year on 30 September.

Buoyant recruitment market

Over the past year, the health of the consulting market led to increased competition to attract the best people and to high salary inflation in certain sectors like capital markets. We address these risks through a portfolio of measures, including a strengthened HR management team, attractive staff reward schemes such as flexible benefits, and through new career development programmes. Looking forward, with some of our competitors implementing a hiring freeze, we expect this risk to reduce.

Pricing pressure from off-shore providers

Low-cost providers in off-shore locations continue to exert pressure on day rates in some sectors of our market. Where possible, we are enhancing our competitiveness by resourcing appropriate projects in off-shore locations through our partnership with Indian and Polish technology specialists. Most of our work, however, is unsuitable for off-shore resourcing, as we are usually very closely engaged with the client in problem definition and as security aspects often dominate.

Execution risks

Delivery risk

Detica has, over many years, built a track record of very strong project management and technical delivery of the most complex and business-critical programmes. Any failure to meet client expectations and/or our contractual obligations could damage our reputation in the marketplace. We manage this risk through bid sign-off controls, peer review of technical solutions and project plans and regular monitoring of high risk projects by project boards. During the year, and in light of material fixed price project wins such as e-Borders and the Metropolitan Police's MDT programme, we strengthened further our delivery methodologies, brought in external consultants to objectively review project delivery and recruited additional senior delivery management.

Security

Much of Detica's work relies on its reputation for strong security, in particular that for the National Security community where both the UK and US business are subject to particular rules applied by their respective governments. Security breaches could materially damage Detica's business. Security matters are therefore managed by a dedicated team and overseen by a Security Committee in each of the UK and the US who ensure that the business systematically embeds rigorous security practice in its everyday operations.

Accreditation

Maintaining certain accreditations such as ISO9001 (relating to quality assurance) and ISO27001 (relating to IT security) is essential in certain parts of our business. The Group regularly reviews its compliance with the relevant standards and carries out routine internal and external audits to ensure that the accreditations are maintained.

Acquisitions

Acquisitions play a key role in our strategy and the successful integration and operation of acquired businesses represents a commercial risk to the business. Indeed, this risk materialised in the first half of the year when the recently acquired DFI business initially proved more difficult to integrate than expected and growth and profits suffered as a result. We mitigate this risk through a structured integration process using joint teams and careful incentivisation of the acquired management team. It remains the Board's view that the strategic importance of entering the US market justifies the risk inherent in selective acquisitions.

Directors' biographies

Chris Conway (Age 63)
Non-Executive Chairman

Chris joined Detica as an independent Non-Executive Director in November 2000 and was appointed Non-Executive Chairman of Detica in April 2001. He has extensive experience in the IT sector and worked for IBM from 1966 to 1993, rising through roles in programming, sales, marketing and operations to become a member of the IBM UK board. He moved in 1993 to Digital Equipment Co. where he became Chairman and Chief Executive of Digital UK and Eire. Chris became Vice President of Compaq's Enterprise Computing Group responsible for the EMEA area following Compaq's acquisition of Digital in 1998. He left Compaq in November 1999 and is now a Non-Executive Director of Kofax plc and Non-Executive Chairman of Synetrix Limited. As Chairman of Detica, Chris is responsible for the running of the Board and is also Chairman of the Group's Nomination Committee and a member of the Audit and Remuneration Committees.

Tom Black (Age 48)
Chief Executive

Tom joined Detica in 1984 following a short academic career at the universities of Strathclyde and Oxford and various research laboratories in the UK and overseas. His early career was spent in the national security field until he led the Company's move into commercial markets during the 1990s. He has held most senior management posts within the Company and was appointed Chief Executive at the time of the management buy-out from the founder in 1997. He then led the Group's flotation on the London Stock Exchange in April 2002.

Chris Banks (Age 58)
Non-Executive Director

Chris joined the Board in October 2000 as an independent Non-Executive Director. He has had extensive experience in the IT industry since 1978, when he joined The BIS Group, where he was Group Finance Director from 1985 to 1991. Chris was Finance Director at CMG plc from 1992 to June 2000 and remained a Non-Executive Director of CMG plc until December 2002. He is also Non-Executive Director and Chairman of the Audit Committee of The Innovation Group plc, Consort Medical plc and Medical Marketing International Group plc as well as being a trustee of The Barbara Ward Children's Foundation. He qualified as a Chartered Accountant in 1973 and is a member of the Association of Corporate Treasurers. At Detica, Chris is the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.

Colin Evans (Age 40)
Chief Operating Officer

Colin joined Detica in 1993 and was appointed to the Board in September 2006 having been part of the executive management team since 1997. Appointed Managing Director of Detica UK in February 2005, he was responsible for the Group's core business in the UK. Colin has a strong background in large scale information management programmes, and ran the Company's National Security business until 2002. Colin's primary responsibility is for overseeing the Group's Government business in both the UK and US.

John Gordon (Age 62)
Non-Executive Director

John joined the Board in April 2007 as an independent Non-Executive Director. He served until 2004 in the White House as President George W. Bush's Homeland Security Advisor and previously as the Deputy National Security Advisor for Counter Terrorism and the National Director for Counter Terrorism. As an Air Force four-star general, and prior to joining the White House team, he was the Deputy Director of Central Intelligence, with leadership responsibilities across the entire US intelligence community.

John chaired the Board of Detica's US national security business, Detica Inc, from September 2005 until March 2007. John was previously a director of ActivIdentity Corporation and EDO Corporation both listed on the New York Stock Exchange and Electro Optic Systems Holdings Ltd in Australia. John is a member of Detica's Remuneration and Nomination Committees.

Mandy Gradden (Age 40)
Finance Director

Mandy joined Detica in June 2003 and was appointed to the Board in July 2003. She is responsible for both financial and, with Colin Evans, commercial management. She qualified as a chartered accountant at Price Waterhouse in 1992 and joined Dalgety plc, the agricultural and food production company, as Group Financial Controller in 1997. In 2000, Mandy joined Telewest Communications plc as Director of Corporate Development, where an important part of her role was the management of Telewest's portfolio of investments in smaller high-technology businesses.

Mark Mayhew (Age 48)
Non-Executive Director

Mark joined the Board in May 2003 as an independent Non-Executive Director. He was previously CEO of CIMS, the specialist marketing subsidiary of Cendant Corporation. He has a strong background in both customer management and the Financial Services sector. Prior to his appointment at CIMS in March 2002, Mark was UK Country Head of Morgan Stanley's Consumer Banking Group. Previously he was at NatWest for 14 years where he held a variety of roles including Director, Retail Marketing and subsequently Chief Operating Officer for NatWest Card Services. Mark is CEO of Debrett's Limited. Mark is Chairman of Detica's Remuneration Committee and a member of Detica's Audit and Nomination Committees.

John Woollhead (Age 47)
Company Secretary

John joined Detica in January 2005 and is responsible for the full range of company secretarial duties within the Group. John qualified as a Chartered Secretary in 1987 and was appointed Company Secretary of Eve Group plc later that year. More recently John acted as Company Secretary to Peterhouse Group plc. John is Secretary to the Board, the Audit, Remuneration and Nomination Committees.

Directors' report

The Directors present their report and the audited Group financial statements for the year ended 31 March 2008.

Business Review

The Group's principal activity continues to be the provision of business and technology consulting services combined with complex system integration. The Business review, Financial review and Business risks on pages 4 to 17 of this report include the Directors' view of the development of the business and its position at the end of the financial year, with reference made to performance indicators used by the Directors to monitor the business. The Group's financial risk management objectives and policies are discussed in the cash and treasury section of the Financial review on page 15 and note 21 to the financial statements.

The financial results of the Group are shown in the income statement on page 42 and the accompanying notes and financial statements on pages 43 to 76.

Dividends

The Directors propose a final dividend of 2.5 pence per ordinary share which, together with the interim dividend of 1.2 pence per ordinary share paid on 8 January 2008, makes a total dividend of 3.7 pence per ordinary share for the year, an increase of 32% over the prior year. The final dividend will, if approved by shareholders at the Annual General Meeting ("AGM"), be paid on 8 August 2008 to shareholders on the register at 11 July 2008, with an ex-dividend date of 9 July 2008.

Share capital

Details of the authorised and called-up share capital of the Company are set out in note 18 to the financial statements.

The Company does not currently have authority to purchase its own shares but is seeking this authority at the forthcoming AGM.

Directors and their interests

The Directors in office throughout the year were Chris Conway, Chris Banks, Tom Black, Colin Evans, John Gordon, Mandy Gradden and Mark Mayhew.

Tom Black and Mark Mayhew retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election. The biographies of all directors are set out on pages 18 and 19.

The appointment and replacement of Directors is governed by the Articles of Association of the Company and the Nomination Committee Terms of Reference.

Directors' interests in shares and share options in the Company are detailed in the Directors' remuneration report.

The Group has indemnified the Directors of the Company against liability in respect of proceedings brought by third parties, subject to the conditions set out in the Companies Act 1985. Such qualifying third party indemnity provision was in force during the year and continues to be in force as at the date of this report. The Group has purchased Directors and Officers' liability insurance with an indemnity limit of £20 million in order to minimise the potential impact of such proceedings. This insurance policy indemnifies both Group and Subsidiary board directors.

Powers of the Directors

Subject to the Company's memorandum and Articles of Association, UK legislation and any directions given by special resolutions, the business of the Company is managed by the Board. The Directors have been authorised to allot and issue ordinary shares under authority of resolutions of the Company passed at its Annual General Meeting. The Directors do not currently have authority to make market purchases of company shares although this authority is being sought at the forthcoming AGM. Further details of resolutions the Company is seeking for the allotment, issue and purchase of its ordinary shares are set out in the explanatory notes to the Notice of the Annual General Meeting set out on pages 89 to 91.

Principal shareholders

The Company is aware of the following shareholders being interested in 3% or more of the Company's issued ordinary share capital as at 30 May 2008.

	Ordinary shares of 2 pence	Percentage of issued share capital
BlackRock Investment Management (UK) Ltd	8,985,896	7.76
William Blair & Co	7,742,970	6.68
Standard Life Investments Ltd	7,360,342	6.35
Baillie Gifford & Co	6,838,487	5.90
Aegon Asset Management	6,488,749	5.60
Tom Black	5,574,180	4.81
Threadneedle Asset Management	5,316,679	4.59
Legal & General Investment Management	5,063,052	4.37
Columbia Wanger Asset Management	4,715,500	4.07
Herald Investment Management	3,575,000	3.09

Share capital

As at 30 May 2008, the Company's issued share capital comprised a single class of share capital which is divided into ordinary shares of 2 pence each. Details of the share capital of the Company are set out in note 18 to the accounts on page 65. During the year under review the Company issued 1,479,551 ordinary shares as deferred consideration relating to the acquisition of m.a International Limited in September 2006.

The rights and obligations attaching to the Company's ordinary shares are set out in the Company's Articles of Association, copies of which can be obtained from Companies House in the UK or by writing to the Company Secretary. Subject to applicable statutes, shares may be issued with such rights and restrictions as the Company may by ordinary resolution decide.

Holders of ordinary shares are entitled to attend and speak at general meetings of the Company, to appoint one or more proxies and, if they are corporations, corporate representatives, and to exercise voting rights. Holders of ordinary shares may receive a dividend and on liquidation may share in the assets of the Company. Holders of ordinary shares are entitled to receive the Company's annual report and accounts.

Subject to meeting certain thresholds, holders of ordinary shares may requisition a general meeting of the Company or the proposal of resolutions at Annual General Meetings.

Voting rights and restrictions on transfer of shares

On a show of hands at the general meeting of the Company every holder of ordinary shares present in person or by proxy and entitled to vote has one vote and on a poll every member present in person or by proxy and entitled to vote has one vote for every ordinary share held. Further details regarding voting at the Annual General Meeting can be found in the Corporate Governance Report on page 26 and in the notes of the notice of the Annual General Meeting on pages 88 to 91. Details of the exercise of voting rights attached to the ordinary shares held by the Employee Benefit Trust are set out in the section entitled "Employee Benefit Trust" below. None of the ordinary shares, including the shares held by the Employee Benefit Trust, carry any special rights with regard to control of the Company. Electronic and paper proxy appointments and voting instructions must be received by the Company's Registrars not later than 48 hours before a general meeting.

There are no restrictions on the transfer of ordinary shares in the Company other than:

- certain restrictions may from time to time be imposed by laws and regulations (for example insider trading laws);
- pursuant to the Company's share dealing code whereby the Directors and certain senior employees of the Company require approval to deal in the Company's shares; and
- certain restrictions on the transfer of consideration shares issued on the purchase of m.a. International Limited in that the shares must be held for a set period post allotment.

The Company is not aware of any arrangements between shareholders that may result in restrictions on the transfer of ordinary shares and for voting rights.

Articles of Association

The Company's Articles of Association (adopted by special resolution on 2 August 2007) may only be amended by special resolution at a general meeting of the shareholders. At the Annual General Meeting to be held on 31 July 2008, a resolution will be put to shareholders proposing the adoption of new Articles of Association. A summary of the principal proposed changes can be found in the explanatory notes to the notice of Annual General Meeting on pages 88 to 91.

Significant agreements

The Company has a £40.0 million revolving credit facility with HSBC dated 23 May 2008. This arrangement has a change of control provision which, in the event of a change of ownership of the Company, could result in re-negotiation or withdrawal of the facility.

The Company has two contracts with a change of control provision, the loss of which the board considers would have a significant impact on the Group.

The e-Borders contract, awarded in November 2007, has a value of more than £80 million with the majority of revenue expected in the period 2008 to 2012. The contract with the Metropolitan Police to provide mobile data facilities, awarded in March 2008, has a value of £18 million over a five year term. In both cases the client has the right to terminate the contract on a charge of control.

There are a number of other agreements and contracts such as client contracts, leases, supplier contracts and employee share plan provisions which would alter or terminate on a change of control of the Company. No other individual contract is considered to be significant in terms of its potential impact on the business of the Group as a whole.

Compensation for loss of office

There are no agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs as a result of a takeover bid. Further details of the Directors' service contracts can be found in the Directors' remuneration report on page 36.

Employee benefit trust

The Detica Group Employee Benefit Trust is a discretionary trust established in 1998 for the benefit of staff in the Group. It has a professional independent trustee, Close Trustees Jersey Limited. Having now fully repaid all loans to the Group, the Trust is financed by the proceeds of option exercises which are in excess of the original acquisition cost of the shares. Costs of administration are charged to the income statement as incurred. All rights to dividends have been waived by the Trust. The Trust has purchased the Company's shares for use in connection with the Group's employee share schemes. The Remuneration Committee makes recommendations to the Board, which then makes recommendations to the Trust regarding the award of LTIP incentives to members of staff.

In accordance with best practice, the Trust has been requested to abstain from voting at any general meeting.

Research and development ("R&D")

Most R&D undertaken by the Group is funded by clients and therefore does not qualify for separate disclosure as R&D within these financial statements. Expenditure totalling £2.7 million (2007: £5.2 million) relates primarily to the Company's Technology Innovation Group, and in the prior year, research and development in StreamShield Networks.

Creditors payment policy and practice

It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Group and its suppliers, providing all trading terms and conditions have been complied with.

At 31 March 2008, the Group had 31 days' purchases outstanding in trade creditors (2007: 35 days).

Corporate and Social Responsibility

The Board recognises the importance of relationships with the wider community and its obligation to employees, shareholders, customers, suppliers, the local community and others. A working group has been established, chaired by the Group HR Director to promote employee participation and to ensure compliance with the Group Corporate and Social Responsibility Policy.

Through its Corporate and Social Responsibility Policy, Detica aims to:

- meet all relevant legislative requirements on environmental issues;
- promote environmental awareness among staff and seek their active participation in minimising the environmental impact of the Group's operations;

- seek to conserve energy and natural resources by minimising waste, recycling where possible and by maximising our use of renewable resources;
- consider the life-cycle environmental effects of investment in premises and equipment;
- ensure it is proactive and fair in its support of charitable causes;
- adopt the highest standards of business ethics in all our dealings; and
- ensure all contractors follow its practices whilst working on its sites and respond promptly and efficiently to adverse occurrences.

During 2007 Detica's nominated charity was Marie Curie Cancer Care. The Princes' Trust has been nominated as the 2008 charity. Various initiatives are being implemented to raise money for the charity including the Enterprise Project, whereby teams of employees are tasked to arrange a mini enterprise with a fundraising target of £5,000 per team. This is fully supported by the Company by the provision of mentors and training in business skills.

Company employees are encouraged to participate in the Young Enterprise charity which supports a range of business and enterprise education programmes for young people. During the year approximately 50 days (2007: 10 days) were spent working with this charity supported by the Company.

Detica operates a "Give As You Earn" scheme whereby employees can contribute to a charity of their choice in a tax effective manner. During the year employees donated £72,000 (2007: £41,000) via this arrangement.

During the year, two Detica teams participated in the UK Microsoft Challenge coming 5th and 11th in the UK and 3rd in the World Team Challenge in France. A total of £8,555 was raised for the NSPCC. Currently 40 employees are training for the 2008 event.

Environmental

Detica Group plc is a constituent Company in the FTSE4 Good Index.

The Board has considered the environmental impact of the Company's operations and concluded that the Company does not have a material impact on the environment. However, the Company and its employees strive to ensure that environmental impacts of its operations are minimised whenever possible.

The major environmental impact of day to day operations are the office based computing requirements of employees, which are primarily the use of electrical and electronic equipment, the use of paper and the disposal of waste.

The Company implements systems and processes which reduce its impact on the environment in line with business requirements. The following initiatives are in place in order to reduce the environmental impact of the Company:

- the purchase of paper and other products that is manufactured from recycled materials;
- recycling of paper, printer cartridges, cans, plastic and glass. This facility is available on most Detica sites and will be introduced in all work places;
- a car sharing scheme is in operation at the Guildford office locations;
- the use of electronic communications to reduce the amount of printing waste produced;
- the use of video and audio conferencing facilities to reduce travel requirements;
- employees are encouraged to use public transport where possible;
- all office refurbishment is designed to incorporate energy efficient equipment;
- where possible the use of energy providers with a low carbon footprint; and
- in 2007 the Company took advantage of the e-communications legislation introduced by the Companies Act 2006 enabling communication with shareholders via electronic means thus reducing the requirement for printed material.

Health and safety
The Group strives to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety legislation. In addition, the Group aims to protect the health of employees with suitable, specific work-based strategies, seeking to minimise the risk of injury from Group activity and ensuring that systems are in place to address health and safety matters. During the year a Display Screen Equipment (DSE) awareness campaign was run to increase staff awareness of the hazards and risks associated with DSE use and the facilities and help available to address issues should they arise. Compliance with Group policy is monitored centrally and audited externally. An annual health and safety report is produced for the Board. The Group also encourages the involvement of employees and aims for continual improvement in health and safety matters through a formal structure with a reporting and review process.

During the year, the Group health and safety manager reviewed and updated the health and safety policy and all supporting procedures. The five-year health and safety review plan remains on target and has been updated to reflect the additional priorities and changes in legislation. Health and safety audits and risk assessment reviews have been carried out and additional actions and controls have been implemented and training conducted to ensure employees can carry out their functions in a safe and effective manner.

Our internal accident reporting system has been significantly enhanced by the introduction of an online accident reporting system. Our accident incidence rate per 1,000 employees was 15 (2007: 15). The national average for our business area in the year to 31 March 2007 was 21, according to research commissioned by the Health and Safety Executive.

The Health and Safety Committee, which includes employee representatives from all areas of the business, met four times during the year in order to monitor and manage the implementation of Detica's health and safety policy.

Employee involvement
The employment policies of the Group are designed to ensure equal opportunities and a non-discriminatory and diverse working environment. The aim of the policies is to ensure that no job applicant or employee receives less favourable treatment because of amongst other things marital status, race, age, sexual preference, religious belief or disability.

Regular and open communications form the backbone of the Group's relationship with members of staff.

Full details of the Company's policy on employee involvement and welfare are given in the Business review on pages 8 and 9.

Disabled employees
The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person. Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Charitable donations
The total amount of charitable donations made by the Group during the year ended 31 March 2008 was £26,000 (2007: £38,000).

There were no political donations.

Auditors
Ernst & Young LLP have expressed their willingness to continue in office. Accordingly, a resolution to reappoint Ernst & Young LLP as the Group's auditors and authorising the Directors to fix their remuneration will be put to the forthcoming Annual General Meeting.

Annual General Meeting ("AGM")
The Notice of the AGM to be held on 31 July 2008 (together with explanatory notes) is set out on pages 87 to 91 of this report. A summary of the resolutions is given below:

- to receive the Annual report and accounts for the year ended 31 March 2008;
- to consider the Directors' remuneration report;
- to re-elect Tom Black as an Executive Director;
- to re-elect Mark Mayhew as a Non-Executive Director;
- to declare a final dividend of 2.5 pence;

- to reappoint Ernst & Young LLP as auditors;
- to authorise the Directors to fix the remuneration of the Auditors;
- to authorise the Directors to allot securities;
- to authorise the Directors to allot securities for cash other than on a pro-rata basis to shareholders;
- to authorise the Company to make market purchases of Company Shares; and
- to approve the adoption of updated Articles of Association.

Full details regarding the above resolutions are given in the notes to the AGM agenda on pages 88 to 91.

Full details of the electronic AGM voting system are given in the notes to the AGM on pages 88 and 89.

The proxy votes for and against each resolution, including abstentions will be counted before the AGM and the results will be made available at the meeting after the shareholders have voted on a show of hands and will be published on the Detica website.

Directors' statement as to disclosure of information to auditors

The Directors who were members of the Board at the time of approving the Directors' report are listed on page 20. Having made enquiries of fellow Directors and of the Company's auditors, each Director confirms that:

- to the best of each Director's knowledge and belief, there is no information relevant to the preparation of their report of which the Company's auditors were unaware; and
- each Director has taken all the steps a Director might reasonably be expected to have taken to be aware of all relevant audit information and to establish that the Company's auditors are aware of that information.

Authorisation of financial statements

The financial statements of Detica Group plc for the year ended 31 March 2008 were authorised for issue by the Board of Directors on 30 May 2008 and the balance sheets were signed on behalf of the Board by Tom Black and Mandy Gradden. Detica Group plc is a public limited company incorporated and domiciled in England and Wales. The company's ordinary shares are traded on the London Stock Exchange.

By order of the Board:

John Woollhead
Company Secretary
30 May 2008

This report has been drawn up by the Directors in accordance with English law and the Directors accept no liability to any person other than the Company in respect of such a report. Any liability of the Directors shall be determined in accordance with Section 463 of the Companies Act 2006.

Corporate governance

Detica is committed to and is accountable to shareholders for high standards of corporate governance. In respect of the year ending 31 March 2008, Detica has been in full compliance with the provisions of section 1 of the 2006 Combined Code on corporate governance except as detailed below:

- in the period 1 April 2007 to 16 November 2007 the Group Chairman, Chris Conway was also Chairman of the Remuneration Committee. This was not in accordance with the code provision B.2.1. Mark Mayhew was appointed Chairman of the Remuneration Committee on 16 November 2007; and
- in the period 24 April 2007 to 24 September 2007 the Company was a member of the FTSE 250. Given that the code does not recognise Chris Conway as an independent Non-Executive Director, the Audit Committee only had two independent Non-Executive Directors during this period. This was not in accordance with code provision C.3.1.

This statement describes how principles of corporate governance are applied to the Group and explains the reasons for the non-compliances noted above.

The Board

The Board comprises three Executive and four Non-Executive Directors whose Board and Committee responsibilities as at 31 March 2008 are set out in the table below:

		Board	Audit	Remuneration	Nomination
Chris Conway	Non-Executive Chairman	Chairman	Member	Member	Chairman
Chris Banks	Non-Executive Director and Senior Independent Director	Member	Chairman	Member	Member
Tom Black	Chief Executive	Member	–	–	–
Colin Evans	Chief Operating Officer	Member	–	–	–
Mandy Gradden	Finance Director	Member	–	–	–
Mark Mayhew	Non-Executive Director	Member	Member	Chairman	Member
John Gordon	Non-Executive Director	Member	–	Member	Member

The Non-Executive Chairman, Chris Conway, is responsible for the running of the Board. The Chairman encourages the Board to act as a single unit by obtaining consensus at Board meetings. In exceptional circumstances decisions would be taken by majority.

Executive responsibility for the running of the Group's business rests with the three Executive Directors, Tom Black, Colin Evans and Mandy Gradden who are supported in this by the divisional management teams.

The Board normally meets on a monthly basis. During the year, the Board met on 11 scheduled occasions; further meetings and conference calls are held as and when necessary. The attendance of individual Directors at the scheduled Board meetings is shown in the table below:

	Scheduled Board meetings attended	Ad hoc and conference call meetings attended
Chris Conway	11/11	3/3
Chris Banks	11/11	3/3
Tom Black	11/11	3/3
Mandy Gradden	11/11	3/3
Mark Mayhew	11/11	3/3
Colin Evans	11/11	3/3
John Gordon	10/11	2/3

During the year the Chairman met with the Non-Executive Directors, without the executives present, on several occasions.

After careful review, the Board has again concluded that Chris Conway (notwithstanding his role as Non-Executive Chairman) was independent throughout the year. In coming to this view, the Board considered strength of character and independence of judgement and opinion. Chris Conway will continue to chair the Nomination Committee and remain a member of the Audit and Remuneration Committees. In addition, and again after careful review, the Board concluded that Chris Banks, Mark Mayhew and John Gordon were independent throughout the year. In coming to these assessments in respect of the four Non-Executive Directors, the Board considered the character of the individuals concerned and the fact that none of them:

- has ever been an employee of the Group;
- has ever had a material business relationship with the Group;
- receives any remuneration other than their fees;
- has close family ties with advisors, other Directors or senior management of the Group;
- has significant links with other Directors through involvement with other companies;
- represents a significant shareholder; or
- has served on the Detica Board for more than nine years.

The Board is responsible to shareholders for the proper management of the Group and for its system of corporate governance. It receives information on (at least) a monthly basis to enable it to review trading performance, forecasts and strategy and it has a schedule of matters specifically reserved for its decision. The most significant of these are:

- changes to the structure, size and composition of the Board;
- consideration of the independence of Non-Executive Directors;
- review of management structure and senior management responsibilities;
- with the assistance of the Remuneration Committee, approval of remuneration policies across the Group;
- approval of strategic plans, profit plans and budgets and any material changes to them;
- oversight of the Group's operations ensuring competent and prudent management, sound planning, an adequate system of internal control and the management of adequate accounting and other records;
- final approval of annual and interim financial statements and accounting policies;
- approval of the dividend policy;
- approval of the acquisition or disposal of subsidiaries and major investments and capital projects;
- delegation of the Board's powers and authorities, including the division of responsibilities between the Chairman, the Chief Executive and other Executive Directors; and
- receiving reports on the views of the Company's shareholders.

Operational management of the Group is delegated to the divisional management teams.

Procedures exist to allow the Directors to seek independent legal and professional advice in respect of their duties at the Company's expense where the circumstances are appropriate. All Directors have access to the Company Secretary for advice.

All Directors are required to submit themselves for re-election at regular intervals and at least every three years. Tom Black and Mark Mayhew are submitting themselves for re-election at the forthcoming AGM. The Chairman has confirmed that, following evaluation, Tom Black and Mark Mayhew continue to be effective and that they each continue to demonstrate commitment to the role. The biographical details on pages 18 and 19 document the range of skills and experience each brings to the Group.

The following formally constituted committees deal with specific aspects of the Group's affairs in accordance with their written terms of reference, which are reviewed annually. Full details of these terms of reference can be found at www.detica.com.

Audit Committee

The Audit Committee, which is chaired by Chris Banks (who has recent, relevant experience as the current audit committee chairman of three other listed companies), comprises Chris Conway and Mark Mayhew and meets three times a year. Tom Black, Colin Evans, Mandy Gradden and the external auditors attend these meetings as required by the Committee.

The purpose of the Committee is to assist the Board in the discharge of its responsibilities for financial reporting and corporate control and to provide a forum for reporting by the external auditors. The responsibilities of the Committee include:

- to monitor the integrity of the financial statements and review significant financial reporting judgements contained in them;
- to review the Company's internal control and risk management systems;
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditor;
- to review and monitor the independence, objectivity and effectiveness of the external auditor;
- to develop and implement policy on the engagement of the external auditors to supply non-audit services;
- to monitor the Company's whistle-blowing procedures; and
- to review regularly the effectiveness of the internal audit function.

The attendance of individual Committee members at Audit Committee meetings is shown in the table below:

	Meetings attended
Chris Banks	3/3
Chris Conway	3/3
Mark Mayhew	3/3

In addition, the Finance Director, the Chief Operating Officer and the external auditor attended each of the meetings. The Chief Executive attended two of the meetings.

During the year the Committee undertook the following activities at these meetings:

- reviewed the interim and annual results and reports including a review of matters raised by the external auditor and areas of judgement;
- reviewed the system of internal control in operation throughout the Group;
- reviewed the appropriateness of the Company's accounting policies;
- reviewed the effectiveness of the internal audit function;
- reviewed the scope, effectiveness, independence and objectivity of the external auditor Ernst & Young LLP;
- reviewed and agreed the level of non-audit fees payable to the external auditor;
- considered and approved the accounting treatment of various taxation issues that arose during the year;
- reviewed the Company's compliance with the Combined Code on Corporate Governance;
- reviewed its own effectiveness and concluded that it had continued to operate effectively;
- reviewed the whistle-blowing policy of the Group; and
- reviewed the treasury policies of the Group.

At the conclusion of each meeting of the Audit Committee, the Non-Executive Directors met with Ernst & Young LLP without executives of the Company being present.

Remuneration Committee

The Remuneration Committee, which from 16 November 2007 was chaired by Mark Mayhew (and was previously chaired by Chris Conway) comprises the Non-Executive Directors, meets at least twice a year and additionally as required. John Gordon was appointed to the Committee on 1 April 2007. The Committee is responsible for reviewing remuneration arrangements for the Chairman, the Executive Directors and other senior employees of the Group and for providing general guidance on aspects of remuneration policy throughout the Group.

During the year the Committee made recommendations to the Board regarding:

- basic salary and other benefits of the Executive Directors and other senior executives of the Group;
- remuneration of the Chairman;
- performance-related remuneration in respect of the Executive Directors and other senior executives of the Group;
- awards to be made under the LTIP and ESOS during the year and associated performance conditions; and
- the achievement of performance conditions in respect of equity incentives that vested during the year.

The attendance of individual Committee members at Remuneration Committee meetings is shown in the table below:

	Meetings attended
Chris Conway	6/6
Chris Banks	5/6
Mark Mayhew	6/6
John Gordon	4/6

The Directors' remuneration report is set out on pages 33 to 39.

Nomination Committee

The Nomination Committee is chaired by Chris Conway and comprises the Non-Executive Directors. John Gordon was appointed to the Committee on 1 April 2007. The Committee is responsible for reviewing and approving appointments to the Board and subsidiary boards having regard to the balance and structure of the Board and the senior management team.

During the year and up to the date of this report, the Committee met and made recommendations to the Board regarding:

- the appointment of Mark Mayhew as Chairman of the Remuneration Committee;
- the proposed re-election of Tom Black and Mark Mayhew as Directors at the forthcoming Annual General Meeting; and
- the appointment of certain other senior managers in the Group.

The Group operates a formal succession planning process which is reviewed on a six monthly basis. The leadership roles and succession plans are reinforced through identified developmental training.

The attendance of individual Committee members at Nomination Committee meetings during the year is shown in the table below:

	Meetings attended
Chris Conway	4/4
Chris Banks	4/4
Mark Mayhew	4/4
John Gordon	4/4

Performance reviews

A formal appraisal process for the Board and its committees was undertaken during the year. This was an internal process using detailed questionnaires completed by all relevant Directors and collated and summarised by the Company Secretary. As a result of this process necessary actions were agreed and have been implemented.

The questionnaire in respect of the Board, the Remuneration and the Nomination Committees covered objectives and strategy, management oversight, Board performance, meetings, external relationships, governance and Board/Committee constitution. The questionnaire in respect of the Audit Committee covered terms of reference, membership, meetings, training and resources, financial reporting, internal controls and risk management, internal and external audit process, whistle-blowing, Board relationships and communications with shareholders.

The results of the exercise were discussed by the Board and by the Non-Executive Directors (without the executives present) who concluded that the Board and its committees are operating effectively.

During the year the Chairman and Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Executive reviewed the performance of the Finance Director and the Chief Operating Officer. The Chairman reviewed the performance of the Non-Executive Directors. The Chairman was appraised by the Non-Executive Directors led by the Senior Independent Director. Training requirements of the Directors were identified during this process.

The process confirmed that all Directors continued to contribute effectively and with sufficient commitment to their roles in order to facilitate the progress of the Group. The AGM notice confirms that the performance of Tom Black and Mark Mayhew being proposed for re-election, continues to be effective and that they remain committed to their roles.

It is anticipated that the review exercise will be repeated annually.

Internal control

The Board is responsible for establishing and maintaining the Group's system of internal control and for reviewing the effectiveness of these controls. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed. By their nature however, internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Internal control procedures have been established which ensure compliance with the guidance issued by the Turnbull Committee and the guidelines included in the Combined Code.

Key elements of the internal control system are described below. These have all been in place throughout the year and up to the date of this report and are reviewed regularly by the Board:

- clearly defined management structure and delegation of authority to committees of the Board, subsidiary boards and associated business units;
- clearly documented internal procedures set out in the Company's ISO 9001 and 27001 certified management systems;
- high recruitment standards and formal career development and training to ensure the integrity and competence of staff;
- regular and comprehensive information provided to management, covering financial performance and performance indicators, including non-financial measures;
- a detailed budgeting process where business units prepare budgets for the coming year and strategic plans, which are approved by the Board;
- procedures for the approval of capital expenditure, investments and acquisitions;
- monthly monitoring and re-forecasting of annual and half-year results against budget, with major variances followed up and management action taken where appropriate;
- regular internal and external audits of key processes and procedures under the Company's ISO 9001 and 27001 certificates;
- regular internal and external audits of key financial controls and processes;
- ongoing procedures to identify, evaluate and manage significant risks faced by the business in accordance with the guidance of the Turnbull Committee on Internal Controls and procedures to monitor the control systems in place to reduce these risks to an acceptable level; and
- formal consideration of progress made against significant business risks at monthly subsidiary board meetings, with quarterly briefings to the Board.

A financial internal audit function was in operation during the year. All business units within the Group will be subject to Internal Audit on a rolling programme approved by the Audit Committee. In addition, regular internal process and procedure audits are conducted under the Company's ISO 9001 and 27001 certificates and at the request of the Audit Committee.

The Board, with the assistance of the Audit Committee, has conducted its annual review of the effectiveness of the system of internal control based on a review of significant risks identified, the results of quality, financial and other internal audits, external audits and reports from management.

Auditors' independence

The Company operates a rigorous policy designed to ensure that the auditors' independence is not compromised by their undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditors requires Audit Committee approval. The external auditors are only selected to undertake non-audit work where the nature of the work makes it more timely, efficient or cost-effective to select advisors who already have a good understanding of the Group.

The Audit Committee has undertaken its annual review of the nature and amount of non-audit work undertaken by the external auditors to satisfy itself that there is no effect on their independence.

Details regarding non-audit work undertaken by Ernst & Young LLP are given in note 3 on page 56.

Going concern

The Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Communication with shareholders

The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. It holds briefings with institutional fund managers, analysts and other investors, including staff shareholders, primarily following the announcement of interim and preliminary results, as well as at other times during the year as may be appropriate. During the year the Executive Directors of the Group met with 30 leading shareholders representing 81% of the issued share capital not held by Directors, staff and the Employee Benefit Trust as at the date of this report. The Company's programme of investor relations activities is designed to ensure that the investing community receives a balanced and consistent view of the Group's performance. Care is taken to ensure that any price sensitive information is released to all shareholders at the same time in accordance with FSA requirements. All shareholders are welcomed to the Annual General Meeting, at which the Board of Directors will be available to answer questions from shareholders. Communication is also provided through the Annual Report and the Interim Report and the investor relations area on the Company's website www.detica.com, on which financial and other information is available and regularly updated.

The Chairman and Senior Independent Director have written to all major shareholders to identify themselves and offer themselves as an alternative point of contact for any matters of concern. It is anticipated that they will attend a selection of analyst and investor meetings following the preliminary announcement of results in June 2008. In addition, the Board receives reports from the Company's broker twice a year that communicate feedback from institutional shareholders. The Board also reviews analyst and press coverage of the Company every month and receives reports twice a year from its financial public relations advisor regarding the views of analysts.

By order of the Board:

John Woollhead
Company Secretary
30 May 2008

Directors' remuneration report

Information not subject to audit

The Remuneration Committee and its advisors

The Committee reviews the remuneration packages of Executive Directors and other senior employees of the Group (having due regard to pay levels throughout the Group) and makes recommendations thereon to the Board within agreed terms of reference. Chris Conway was the Chairman of the Remuneration Committee until 16 November 2007 on which date he stood down. Mark Mayhew was appointed Chairman with effect from 16 November 2007. Chris Conway along with Chris Banks remains a member of the Committee. John Gordon was appointed a member of the Committee on 1 April 2007. The terms of reference of the Committee are available on request from the Company Secretary and on the Group's website www.detica.com

The Remuneration Committee has appointed Hewitt New Bridge Street, a leading firm of executive remuneration consultants, to monitor comparability with the marketplace and in particular the remuneration levels and policies of the Group's closest competitors and peer companies. In addition, Hewitt New Bridge Street assist in the design of performance related remuneration, including the Equity Incentive Programme, for senior executives and other related matters and historically have advised on the impact of new international accounting standards on Detica's equity incentive plans. Hewitt New Bridge Street, also provide the valuation of share incentive awards under International Financial Reporting Standards and review this report.

Hewitt New Bridge Street have confirmed, in writing, that they are independent from the Group.

In addition Steve Bright, the Group HR Director, assisted the Committee in consideration of remuneration related issues during the year.

Remuneration policy

The Group's policy on Executive Director remuneration is to provide competitive market-based packages which reward Group and individual performance and motivate Executive Directors to achieve stated business objectives and deliver outstanding shareholder returns. Remuneration packages comprise a basic salary, annual performance-related remuneration by way of a cash bonus, participation in the Group's equity incentive plans, pensions and other benefits as detailed below. As a result, a significant proportion of the Executive Directors' remuneration packages are performance-related. Salaries and performance-related remuneration are reviewed annually and any changes effected from 1 April. It has been agreed that from 2009 changes in remuneration will be effective from 1 June each year.

It is the Committee's policy to provide an upper quartile total remuneration opportunity through competitive levels of fixed and, in particular, variable performance-related remuneration. This policy was in operation throughout the year and will continue for the next financial year.

Share incentives

The Group has a number of share incentive schemes, under which all members of staff, including the Executive Directors, are potential beneficiaries. These include:

- an Employee Share Option Scheme ("ESOS");
- a Long-Term Incentive Plan ("LTIP"); and
- an All Employee Share Ownership Plan ("AESOP").

During the year, and as referred to in last year's report, the Company granted awards under the ESOS and the LTIP to Executive Directors. Awards under the AESOP were not made to Executive Directors. Following a detailed review, as reported last year, it was decided not to introduce an All Employee Share Option Scheme.

Following a further review of the operation of the Group's Equity Incentive Programme, it is intended to revert to the approach used until last year in that awards will only be made under the LTIP to Executive Directors and Senior Managers in the current year rather than both the LTIP and ESOS. The Committee believes that LTIP awards provide greater ongoing incentive to Directors and Senior Managers in the Group.

During the year the Group terminated an Inland Revenue approved subsidiary share option scheme in respect of employees of StreamShield Networks Limited (none of whom are Directors of the Group). There are no outstanding options under this scheme.

As a matter of policy the Remuneration Committee ensures that the awards to be satisfied by new issue shares do not exceed 1% per annum on average of the issued share capital over the medium to longer term. However in the short term, awards may be made which will exceed 1% in any one particular year.

The Detica Group Employee Benefit Trust will make shares available to cover anticipated LTIP and ESOS entitlements from the shares it currently holds. It is anticipated that during 2008 new issue shares will be required to satisfy the exercise of LTIP and ESOS awards.

Since flotation in April 2002 potentially dilutive share incentives have been awarded and are still outstanding over 6,093,026 (2007: 4,627,417) shares, amounting to 5.3% (2006: 4.0%) of the issued share capital of the Company.

The Committee regularly reviews the extent to which the Group's share-based incentive arrangements remain appropriate to the Group's current circumstances and prospects.

Components of remuneration

Basic salary

Basic salary for each Executive Director is set by reference to externally benchmarked market data for comparable businesses operating in IT services, management consulting and relevant high-tech sectors. When setting an Executive Directors' basic salary, account is also taken of individual performance, experience and achievement of objectives.

The salaries of Tom Black, Colin Evans and Mandy Gradden for the last two financial years are set out in the table on page 37.

In March 2008, Hewitt New Bridge Street undertook a detailed benchmarking exercise in order to provide the Remuneration Committee with relevant data from comparable companies and competitors. A main finding of this review was that the existing salaries of the Executive Directors broadly were in line with marketplace comparators. In addition, the Committee considered the performance of the Group over the last three years and the increasing size, complexity and geographic reach of the Group and the specific experience of the Executive Directors which is critical to the Group's continued success when agreeing salaries for the year commencing 1 April 2008.

With effect from 1 April 2008, Tom Black's salary is £345,000 (2007: £330,000), an increase of 4.5%, Mandy Gradden's salary is £225,000 (2007: £215,000), an increase of 4.7%, and Colin Evans' salary is £260,000 (2007: £250,000) an increase of 4.0%.

Pension

Tom Black is a member of the Group's Executive Pension Plan, a money purchase scheme which provides for age-related contributions of between 10% and 20% of basic salary. Mandy Gradden and Colin Evans are members of the Group Personal Pension Scheme, a money purchase scheme which provides for contributions of up to 13.75% of basic salary. During the year, Company contributions amounted to £60,667 (2007: £52,667) for Tom Black, £27,546 (2007: £26,697) for Mandy Gradden, and £34,000 (2007: £29,250) for Colin Evans.

Benefits

A flexible benefits scheme is in operation for all employees including the Executive Directors. The choice of benefits include the provision of a car allowance, payment for private fuel, life assurance, partner life cover, travel insurance, personal accident insurance, permanent health insurance and private medical insurance. No additional benefits are offered as part of these flexible benefit arrangements.

Performance-related remuneration

Policy

A revised policy of performance-related remuneration for the Executive Directors was introduced with effect from April 2005, and was in place throughout the year ended 31 March 2008.

Performance-related remuneration consists of two elements, a cash bonus and an Equity Incentive award. The cash bonus rewards performance in the preceding year and the Equity Incentive award provides incentivisation for continued performance in forthcoming years.

The maximum award payable to Tom Black in any year is 100% of basic salary as a cash bonus and 100% of salary via an Equity Incentive award. The maximum award payable to Mandy Gradden and Colin Evans in any year was 75% of basic salary as a cash bonus and 75% of salary as an Equity Incentive award. To ensure that Mandy Gradden and Colin Evans have an appropriate and market competitive level of long-term incentive pay which provides a close alignment of their interests with those of shareholders, for the forthcoming year their Equity Incentive award will be increased to a maximum of 100% of salary. The cash bonus opportunity will remain at 75% of base salary.

The size of performance-related awards in the form of cash bonuses are dependent upon meeting challenging financial and personal objectives. More specifically, performance is measured against annual diluted EPS growth targets, annual revenue growth targets, both of which carry a 40% weighting, and the achievement of personal objectives which carries a 20% weighting.

If performance is below 90% of target, no performance-related remuneration is paid. In order to receive the maximum award 110% of target performance is required. A sliding scale of performance-related remuneration in the form of cash bonuses is made if performance is between 90% and 110% of target.

Target performance is set by the Remuneration Committee each year and is in itself challenging relative to industry standards. Therefore, in order to receive the maximum performance-related award, performance must be outstanding.

The Remuneration Committee retains discretion over the level of bonus and Equity Incentive awards to be made.

In line with the Association of British Insurers' guidelines on Responsible Investment Disclosure, the Committee will ensure that the incentive structure for Executive Directors and senior management will not raise environmental, social or governance ("ESG") risks by inadvertently motivating irresponsible behaviour. More generally, with regard to the overall remuneration structure, there is no restriction on the Committee which prevents it from taking into account ESG matters.

Year to 31 March 2008
Due to the performance of the Group in the year to 31 March 2008 the Remuneration Committee has agreed that bonuses will not be paid to Tom Black (2007: £215,000), Mandy Gradden (2007: £85,000) or Colin Evans (2007: £100,000).

It is the intention of the Remuneration Committee that an award under the LTIP in relation to the year to 31 March 2008 will be made to Tom Black, Mandy Gradden and Colin Evans in due course, save that such awards will not exceed the maximum levels of 100% of basic salary described above.

The performance targets which will determine the vesting of LTIP awards to be granted to Executive Directors will be as follows:

- the awards will vest fully if the Group's compound diluted Earnings per Share ("EPS") growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds UK RPI ("RPI") by 13% per annum;
- if average EPS growth exceeds RPI by between 5% and 13% growth, awards will vest proportionately;
- if average EPS exceeds RPI by an average of 5% per annum, awards will vest as to 25% of the maximum; and
- no awards will vest if average EPS growth exceeds RPI by less than 5% per annum.

The Remuneration Committee considers that this growth range is at least (if not more) challenging compared to the range set for prior year awards taking account of the market conditions at the time of grant and the reduction in the vesting threshold from 50% to 25% of award. Whilst the principal factor driving the calibration of the targets has been the Group's outlook, the Committee is also comfortable that the targets are at least as challenging as those performance conditions generally set in long-term incentive plans operated by other companies both in the sector and the market generally.

Full details of performance conditions applying to awards made prior to 31 March 2008 are given on page 39.

Year to 31 March 2009
The policy as detailed above will be applied in the year to 31 March 2009.

Directors' interests in equity incentives
Details regarding the Directors' interest in equity incentives under the LTIP and ESOS at the financial year end are given on page 38.

During the year the Group made LTIP awards over 43,850 shares to Tom Black, over 20,395 shares to Mandy Gradden and over 20,395 shares to Colin Evans. In addition options under the ESOS were granted over 21,925 shares to Tom Black, over 10,198 shares to Mandy Gradden and over 10,198 shares to Colin Evans. The awards will be payable in shares at the end of a vesting period subject to the satisfaction of EPS performance conditions, and continued employment, as described in notes 2 and 3 on page 39. EPS was chosen as the performance condition as it is a key indicator of the Group's underlying financial performance. The extent to which the performance condition is satisfied will be independently verified by a third party.

The Committee regularly reviews the extent to which the Group's share-based incentive arrangements remain appropriate to the Group's current circumstances and prospects.

Non-Executive Directors
The remuneration of the Chairman which takes the form solely of fixed fees, is set by the Remuneration Committee (without the participation of the Chairman). The remuneration of the other Non-Executive Directors again takes the form solely of fixed fees, which are set by the Board. In both cases, advice is taken on appropriate levels taking account of market practice, time commitment and responsibility. Directors are not involved in discussions relating to their own salary or benefits.

Following a benchmarking exercise in February 2008, it was agreed that the level of fees payable to the Non-Executive Directors remained competitive in the marketplace and that the fee payable to Chris Conway, Chris Banks and John Gordon remain unchanged for the forthcoming year. The fee payable to Mark Mayhew will increase to £45,000 given his increased responsibility as Chairman of the Remuneration Committee.

The total fees payable to the Non-Executive Directors will be as follows:

	2009 £'000	2008 £'000
Chris Conway	100	100
Chris Banks	45	45
Mark Mayhew	45	41
	2009 $'000	2008 $'000
John Gordon	100	100

Service contracts

The service agreements and letters of appointment of the Directors include the following terms:

	Date of service agreement or letter of appointment	Notice period	Unexpired term at date of this report
Non-Executive			
Chris Conway	2 August 2007	–	2 years, 2 months
Chris Banks	2 August 2007	–	2 years, 2 months
Mark Mayhew	20 July 2006	–	1 year, 2 months
John Gordon	1 April 2007	–	2 years, 2 months
Executive			
Tom Black	20 September 2001	6 months	Rolling
Mandy Gradden	16 June 2003	6 months	Rolling
Colin Evans	22 September 2006	6 months	Rolling

The Executive Directors are subject to rolling contracts and offer themselves for re-election at least every three years in accordance with the Company's Articles of Association. Payments on termination for Executive Directors are restricted to the value of salary and contractual benefits for the notice period. There are no other predetermined provisions for Executive Directors with regard to compensation in the event of loss of office.

None of the Non-Executive Directors has a service agreement. Letters of Appointment provide for an initial period of three years, subject to review. In August 2007, the period in respect of Chris Conway and Chris Banks was extended by three years, to expire on the date of the 2010 AGM. In July 2006, the initial period in respect of Mark Mayhew, was extended by three years to expire on the date of the 2009 AGM. The initial period in respect of John Gordon will expire on the date of 2010 AGM.

Payments on termination arise in certain circumstances but are restricted to the value of fees accruing between the date of termination and the next AGM.

Directors' interest in shares

Directors had the following beneficial and family interests in the issued share capital of the Company. There have been no changes between the end of the financial year and the date of this report.

At 31 March	Ordinary shares of 2 pence each 2008	Ordinary shares of 2 pence each 2007
Non-Executive		
Chris Conway	176,680	236,680
Chris Banks	200,000	200,000
Mark Mayhew	25,000	15,000
John Gordon	28,000	25,000*
Executive		
Tom Black	5,574,180	6,214,180
Colin Evans	901,175	1,151,175
Mandy Gradden	257,362	39,205

* John Gordon was appointed a Non-Executive Director on 1 April 2007. At that date he held 25,000 ordinary shares of 2 pence each.

It is the policy of the Remuneration Committee that the Executive Directors be encouraged to hold Detica equity equivalent to 100% of annual salary. At the date of this report all Executive Directors hold Detica Equity with a value in excess of their annual salary. This policy will apply to any Executive Director appointed in the future who will be encouraged to build the shareholding over a five year period. The individual holdings of Detica shares will be discussed with the Director concerned at the time of each Equity Incentive award. A similar scheme applies to senior employees within the Group.

Performance graph

The following graph shows the total shareholder return (with dividends reinvested) from 1 April 2003 to 31 March 2008 against the corresponding change in a hypothetical holding in shares in both the FTSE Small Cap Index and the FTSE Software and Computer Services Index.

The FTSE Small Cap and FTSE Software and Computer Services indices both represent broad equity indices in which the Company was a constituent member. Inclusion of the FTSE Small Cap Index gives a market capitalisation-based perspective, whilst the FTSE Software and Computer Services Index gives an industry sector perspective.

The Company was a member the FTSE 250 between 24 April 2007 and 24 September 2007.

The share price of the Company at 30 April 2002 (being the date of the Company's flotation) was 80 pence and at 31 March 2008 was 249.5 pence (2007: 413 pence).

Information subject to audit

Remuneration

The remuneration of the Directors was as follows:

	Salary/Fees		Bonus		Taxable benefits[3]		Sub-total		Pension		Total	
Year ended 31 March	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Executive												
Tom Black	330	290	0	215	16	18	346	523	61	53	407	576
Mandy Gradden	215	193	0	85	12	11	227	289	28	27	255	316
Colin Evans	250	112[1]	0	52	12	7	262	171	34	15	296	186
Non-Executive												
Chris Conway	100	69	0	0	0	0	100	69	0	0	100	69
Chris Banks	45	39	0	0	0	0	45	39	0	0	45	39
Mark Mayhew	41	36	0	0	0	0	41	36	0	0	41	36
	981	739	0	352	40	36	1,021	1,127	123	95	1,144	1,222
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
John Gordon	100	0[2]	0	0	0	0	100	0	0	0	100	0

(1) The remuneration for Colin Evans is from 22 September 2006 being his date of appointment.

(2) John Gordon was appointed a Director on 1 April 2007 and hence did not receive any remuneration as a Director of Detica Group plc in the year to 31 March 2007. However, during that year he received $100,000 in respect of his chairmanship of Detica Inc. which terminated on his appointment to the Board.

(3) Taxable benefits are described on page 34 of this report.

The following are excluded from the table above.

- ESOS – The aggregate gain made on the exercise of share options was £560,430 (2007: £39,816); and
- LTIP – The aggregate gain made on the exercise of LTIP awards was £83,172 (2007: £ 425,372).

Directors' interests in share options

As at 31 March 2008 and the date of this report, the interests of the Directors in options to subscribe for ordinary shares under the share incentive schemes detailed above were as follows:

Director	Date of grant	Market value at date of grant	Options held at 1 April 2007	Granted during the year	Exercised during the the year	Options held at 31 March 2008	Exercise price	Performance conditions	Earliest exercise date	Expiry date
LTIP										
Tom Black	13/08/03	84.0p	62,500	–	–	62,500	0.2p	1	13/08/06	13/08/13
	13/08/03	84.0p	62,500[4]	–	–	62,500	0.2p	1	13/08/07	13/08/13
	01/07/05	173.0p	75,000	–	–	75,000	0.4p	1	01/07/08	01/07/15
	11/08/06	292.0p	62,500	–	–	62,500	2p	1	11/08/09	11/08/16
	12/07/07	388.5p	–	43,850[1]	–	43,850	2p	1	12/07/10	12/07/17
Colin Evans	13/08/03	84.0p	50,000[4]	–	–	50,000	0.2p	1	13/08/07	13/08/13
	29/06/04	115.5p	37,500[5]	–	–	37,500	0.2p	1	29/06/07	29/06/14
	29/06/04	115.5p	37,500	–	–	37,500	0.2p	1	29/06/08	29/06/14
	01/07/05	173.0p	39,630	–	–	39,630	0.4p	3	01/07/08	01/07/15
	11/08/06	84.0p	37,650	–	–	37,650	2p	3	11/08/09	11/08/16
	12/07/07	388.5p	–	20,395[1]	–	20,395	2p	1	12/07/10	12/07/17
Mandy Gradden	13/08/03	84.0p	16,500[4]	–	16,500[2]	–	0.2p	1	13/08/07	13/08/13
	29/06/04	115.5p	12,500[5]	–	12,500[2]	–	0.2p	1	29/06/07	29/06/14
	29/06/04	115.5p	12,500	–	–	12,500	0.2p	1	29/06/08	29/06/14
	01/07/05	173.0p	35,000	–	–	35,000	0.4p	1	01/07/08	01/07/15
	11/08/06	292.0p	44,050	–	–	44,050	2p	1	11/08/09	11/08/16
	12/07/07	388.5p	–	20,395[1]	–	20,395	2p	1	12/07/10	12/07/17
ESOS										
Tom Black	12/07/07	388.5p	–	21,925[1]	–	21,925	392.25p	1	12/07/10	12/07/17
Colin Evans	12/07/07	388.5p	–	10,198[1]	–	10,198	392.25p	1	12/07/10	12/07/17
Mandy Gradden	13/08/03	84.0p	144,645[3]	–	144,645[3]	–	84p	2	13/08/06	13/08/13
	13/08/03	84.0p	162,500[4]	–	17,855[2]					
					91,474[3]	53,171	84p	2	13/08/07	13/08/13
	12/07/07	388.5p	–	10,198[1]	–	10,198	392.25p	1	12/07/10	12/07/17

(1) At the date of grant the Company's share price was 392.25 pence.

(2) At the date of exercise (22 August 2007) the Company's share price was 287.00 pence.

(3) At the date of exercise (24 September 2007) the Company's share price was 306.00 pence. The gain on this exercise was settled by Stock Appreciation Rights whereby 171,302 shares were awarded to Mandy Gradden representing the value of the gain made on exercise.

(4) These options and LTIPs vested on 13 August 2007. The closing share price of the Company on that day was 312.25 pence.

(5) These options and LTIPs vested on 29 June 2007. The closing share price of the Company on that day was 384.75 pence.

Performance conditions

1 The awards will vest fully, subject to continued employment, if the Group's compound diluted Earnings per Share ("EPS") growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds UK RPI ("RPI")by 15% per annum. If it exceeds RPI by an average of 10% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds RPI by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds RPI by less than 10% per annum.

2 The options have fully vested. The performance condition that applied to the option was that they would vest fully if, subject to continued employment, the Group's compound diluted EPS growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeded RPI by 10% per annum. If it had exceeded RPI by an average of 5% per annum, the award would have vested as to 50% of the maximum. If average EPS growth had exceeded RPI by between 5% and 10% growth, then the award would have vested proportionately. The award would not have vested at all if average EPS growth had exceeded inflation by less than 5% per annum.

3 The options will vest fully, subject to continued employment, if the Group's compound diluted EPS growth in each of the three years from grant (measured by reference to EPS in the prior year) exceeds RPI by 15% per annum. If it exceeds RPI by 10% per annum, the award will vest as to 50% of the maximum. If EPS growth exceeds RPI by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if EPS growth exceeds RPI by less than 10% per annum. Each year is considered in isolation and accordingly 33% of the award can potentially vest in respect of each of the three years.

In order to ensure that performance conditions set prior to the introduction of International Financial Reporting Standards are applied consistently, the reported EPS is restated to UK GAAP to enable comparison with the original performance condition. Independent third party verification is obtained to ensure appropriate vesting over the transitional period.

During the year, the Company's closing share price varied between 405.75 pence and 178.25 pence, averaged 306.20 pence and ended the year at 249.5 pence.

Approved by the Board and signed on its behalf:

Mark Mayhew
Chairman, Remuneration Committee
30 May 2008



Statement of Directors' responsibilities in relation to the Group financial statements

The Directors are responsible for preparing the Annual Report and the Group financial statements in accordance with applicable United Kingdom law and those International Financial Reporting Standards ("IFRSs") as adopted by the European Union.

The Directors are required to prepare Group financial statements for each financial year which present fairly the financial position of the Group and the financial performance and cash flows of the Group for that year. In preparing those Group financial statements the Directors are required to:

- select suitable accounting policies in accordance with IAS 8: Accounting Policies, Changes in Accounting Estimates and Errors and then apply them consistently;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the Group's financial position and financial performance; and
- state that the Group has complied with IFRSs, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group and enable them to ensure that the Group financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Responsibility statement of the Directors in relation to the Group financial statements

In accordance with the FSA's Disclosure and Transparency Rules, the Directors confirm to the best of their knowledge that:

(a) the financial statements, prepared in accordance with International Financial Reporting Standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included within the consolidation taken as a whole;

(b) the Business review, Financial review and Business risks sections include a fair review of the development and performance of the business and the position of the Company and the undertakings included within the consolidation taken as a whole, together with a description of the principal risks and uncertainties they face; and

(c) the Company is responsible for all information drawn up and made public in accordance with the Disclosure and Transparency Rule, paragraph 4.1.13.

Tom Black
Chief Executive

Mandy Gradden
Finance Director

30 May 2008

Independent auditors' report to the shareholders of Detica Group plc

We have audited the Group financial statements of Detica Group plc for the year ended 31 March 2008 which comprise the Consolidated income statement, the Consolidated balance sheet, the Consolidated cash flow statement, the Consolidated statement of changes in equity and the related notes 1 to 26. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Detica Group plc for the year ended 31 March 2008 and on the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual report and the Group financial statements in accordance with applicable United Kingdom law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the business review and financial review that is cross referred from the business review section of the Directors' report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the 2006 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Business review, the Financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2008 and of its profit for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' report is consistent with the Group financial statements.

Ernst & Young LLP
Registered auditors
Southampton
30 May 2008

Ernst & Young LLP

Consolidated income statement

for the year ended 31 March 2008

	Note	2008 £'000	2007 £'000
Revenue	2	203,181	156,112
Operating expenses	3	(178,847)	(141,136)
Operating profit before exceptional items	2	25,105	16,071
Exceptional items	2, 3	(771)	(1,095)
Operating profit	2	24,334	14,976
Finance income	5	137	516
Finance costs	6	(1,835)	(602)
Profit before tax before exceptional items		23,407	15,985
Exceptional items	2, 3	(771)	(1,095)
Profit before tax		22,636	14,890
Tax expense	7	(7,334)	(4,358)
Profit for the year from continuing operations		15,302	10,532
Attributable to			
Equity holders of the parent		15,302	10,532
Earnings per share	8		
Basic		13.3p	9.5p
Diluted		12.9p	9.2p
Dividends paid and proposed	9		
Dividends paid and recognised in the year (£'000)		3,886	1,905
Dividend per share paid and recognised in the year (pence)		3.4p	1.7p
Dividends proposed but not recognised in the year (£'000)		2,914	2,498
Dividend per share proposed but not recognised in the year (pence)		2.5p	2.2p
Adjusted earning measures	26		
Adjusted operating profit (£'000)		26,958	17,060
Adjusted profit before tax (£'000)		25,429	17,312
Adjusted diluted earnings per share (pence)		14.6p	10.7p

Consolidated balance sheet

at 31 March 2008

	Note	2008 £'000	*As restated 2007 £'000
Assets			
Non-current assets			
Property, plant and equipment	10	16,021	12,798
Goodwill	11	57,155	57,978
Other intangible assets	12	4,086	5,783
Deferred tax asset	7	3,457	5,418
		80,719	81,977
Current assets			
Inventories	13	1,761	1,494
Trade and other receivables	14	58,353	47,030
Current tax recoverable		359	145
Cash and cash equivalents		9,505	2,895
		69,978	51,564
Total assets		150,697	133,541
Equity			
Share capital	18	2,317	2,287
Share premium		18,619	18,619
Merger reserve		11,210	5,440
Capital redemption reserve		747	747
Translation reserve		(1,013)	(561)
Retained earnings		52,905	40,363
Attributable to equity holders of parent company		84,785	66,895
Liabilities			
Non-current liabilities			
Borrowings	15	15,000	10,931
Deferred tax liabilities	7	1,218	1,321
Trade and other payables	16	2,217	–
Provisions	17	–	300
		18,435	12,552
Current liabilities			
Borrowings	15	5,597	–
Trade and other payables	16	39,148	40,750
Current income tax liabilities		2,432	1,207
Provisions	17	300	12,137
		47,477	54,094
Total liabilities		65,912	66,646
Total equity and liabilities		150,697	133,541

The financial statements on pages 42 to 76 were approved by the Board of Directors on 30 May 2008 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

* The comparatives have been restated to (i) adjust the provisional fair value of the assets and liabilities of DFI on acquisition; and (ii) adjust the purchase price and hence goodwill of DFI and m.a.partners.

Consolidated statement of changes in equity

	Attributable to equity holders of the parent Company						
	Share capital £'000	Share premium £'000	Merger reserve £'000	Capital redemption reserve £'000	Translation reserve £'000	Profit and loss reserve £'000	Total equity £'000
At 1 April 2006	447	17,196	–	747	(57)	27,298	45,631
Currency translation differences	–	–	–	–	(504)	–	(504)
Tax on share options	–	–	–	–	–	2,451	2,451
Net income recognised directly in equity	–	–	–	–	(504)	2,451	1,947
Profit for the year	–	–	–	–	–	10,532	10,532
Total recognised income and expense for the year	–	–	–	–	(504)	12,983	12,479
Proceeds from disposal of own shares	–	–	–	–	–	673	673
Share-based payments	–	–	–	–	–	1,314	1,314
Dividends paid	–	–	–	–	–	(1,905)	(1,905)
Bonus issue	1,788	(1,788)	–	–	–	–	–
Issue of share capital	52	3,211	5,440	–	–	–	8,703
At 31 March 2007	2,287	18,619	5,440	747	(561)	40,363	66,895
Currency translation differences	–	–	–	–	(452)	–	(452)
Tax on share options	–	–	–	–	–	(1,427)	(1,427)
Net income recognised directly in equity	–	–	–	–	(452)	(1,427)	(1,879)
Profit for the year	–	–	–	–	–	15,302	15,302
Total recognised income and expense for the year	–	–	–	–	(452)	13,875	13,423
Proceeds from disposal of own shares	–	–	–	–	–	386	386
Share-based payments	–	–	–	–	–	2,167	2,167
Dividends paid	–	–	–	–	–	(3,886)	(3,886)
Issue of share capital	30	–	5,770	–	–	–	5,800
At 31 March 2008	2,317	18,619	11,210	747	(1,013)	52,905	84,785

Consolidated cash flow statement

for the year ended 31 March 2008

	Note	2008 £'000	2007 £'000
Cash flows from operating activities			
Operating profit		24,334	14,976
Depreciation and impairment of property, plant and equipment	10	4,475	4,181
Loss on disposal of property, plant and equipment		65	20
Profit on disposal of asset held for resale		–	(42)
Amortisation of intangible assets	12	1,661	836
Adjustment of Rubus goodwill as a result of utilisation of Rubus tax losses	11	192	153
Share-based payments	19	2,167	1,314
(Increase)/decrease in inventory		(267)	443
Increase in trade and other receivables		(11,913)	(1,159)
Increase in trade and other payables		3,042	1,851
Income tax paid		(5,819)	(2,713)
Net cash flows from operating activities		17,937	19,860
Cash flows from investing activities			
Purchase of property, plant and equipment		(7,732)	(7,941)
Proceeds from sale of property, plant and equipment		20	3
Proceeds from sale of non-current asset held for sale		–	871
Acquisition of businesses and subsidiaries, net of cash acquired		(8,303)	(36,439)
Finance income received		140	518
Net cash flows used in investing activities		(15,875)	(42,988)
Cash flow from financing activities			
Dividends paid		(3,886)	(1,905)
Proceeds from disposal of own shares		386	673
Proceeds from long-term borrowings		6,000	11,000
Finance costs paid		(1,597)	(333)
Net cash inflow from financing activities		903	9,435
Net increase/(decrease) in cash, cash equivalents and overdrafts		2,965	(13,693)
Cash, cash equivalents and overdrafts at the beginning of year		2,895	16,619
Effect of foreign exchange rates		49	(31)
Cash, cash equivalents and overdrafts at end of year		5,909	2,895

Notes to the consolidated financial statements

at 31 March 2008

1. Accounting policies

Basis of preparation

The Group's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the European Union ("EU"). The accounting policies have been consistently applied to all periods presented. The financial statements have been prepared under the historical cost convention with the exception of certain items which are measured at fair value, as disclosed in the accounting policies below.

Basis of consolidation

The consolidated financial statements include those of Detica Group plc and all of its subsidiary undertakings (together "the Group") drawn up at 31 March 2008.

Subsidiary undertakings are those entities controlled directly or indirectly by the Company. Control arises when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date of their acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Subsidiaries are consolidated using the Group's accounting policies. All business combinations are accounted for using the purchase method of accounting. All inter-company balances and transactions, including unrealised profits arising from them, are eliminated on consolidation.

Minority interests represent the portion of profit or loss and net assets in subsidiaries that is not held by the Group and is presented separately from parent shareholders' equity within equity in the consolidated balance sheet. Minority interests are not recognised for subsidiaries that have a cumulative loss.

Critical accounting estimates and judgements

In preparing the consolidated financial statements, management has to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, income and expenses. The critical judgements and key sources of estimation uncertainty that have been made in preparing the consolidated financial statements are detailed below. These judgements involve assumptions or estimates in respect of future events which can vary from what is anticipated.

Revenue and profit recognition

Fixed price contracts are accounted for in accordance with IAS 11 "Construction Contracts". Revenue and profits are recognised on a percentage-of-completion basis, when the outcome of a contract can be estimated reliably. Determining whether a contract's outcome can be estimated reliably, requires management to exercise judgement, whilst the calculation of the contract's profit requires estimates of the total contract costs to completion. Cost estimates and judgements are continually reviewed and updated as determined by events or circumstances.

Intangible assets

In accordance with IFRS 3 "Business combinations" goodwill arising on the acquisition of subsidiaries is capitalised and included in intangible assets. IFRS 3 also requires the identification of other intangible assets acquired. The method used to value intangible assets is the "excess earnings method" which requires the use of estimates which may differ from actual outcomes.

Impairment of goodwill

The determination of whether or not goodwill has been impaired requires an estimate to be made of the value in use of the cash-generating units to which goodwill has been allocated. The value in use calculation includes estimates about the future financial performance of the cash-generating units, including management's estimates of long-term operating margins and long-term growth rates. The carrying amount of goodwill and the key assumptions used in the calculation of value in use of the cash-generating units to which goodwill is allocated are disclosed in note 11.

1. Accounting policies continued

Income taxes

In recognising current and deferred income tax assets and liabilities, management makes estimates of the likely outcome of decisions by tax authorities on transactions and events whose treatment for tax purposes is uncertain. In addition, in recognising deferred tax assets, management make estimates of the forecast future profitability of entities within the Group and the likely certainty that these forecasts will be achieved. Where the final outcome of such matters is different, or expected to be different, from previous assessments made by management, a change to the carrying value of income tax assets and liabilities will be recorded in the period in which such determination is made.

Intangible assets

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of the Group's interest in the assets, liabilities and contingent liabilities acquired and the fair value of consideration paid.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually and when events or changes in circumstance indicate that it may be impaired. Where the recoverable amount of the cash-generating unit is less than the carrying amount of goodwill, an impairment loss is recognised.

Other intangible assets

Intangible assets acquired from a business combination are capitalised at fair value as at the date of acquisition and amortised over their estimated useful economic life. An intangible asset acquired as part of a business combination is recognised outside goodwill if the asset is separable or arises from contractual or other legal rights and if its fair value can be measured reliably. The estimated useful lives of the intangible assets are as follows:

Customer relationships and order book	1–9 years
Intellectual property	2–3 years

Intangible assets, other than development costs, created within the business are not capitalised and expenditure thereon is charged against profits in the period in which the expenditure is incurred.

The carrying value of other intangible assets is reviewed for impairment when events or changes in circumstance indicate that it may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Research and development costs

Expenditure incurred in the development of software and hardware products, and their related intellectual property rights, is capitalised as an intangible asset only when:

- technical feasibility has been demonstrated;
- adequate technical, financial and other resources exist to complete the development, which the Group intends to complete and use;
- future economic benefits expected to arise are deemed probable; and
- the costs can be reliably measured.

Research costs and development costs not meeting these criteria are expensed in the income statement as incurred.

Capitalised development costs for assets which are not yet in use are tested for impairment annually. Capitalised development costs are amortised on a straight-line basis over their useful economic lives once the related software and hardware products are available for use.

1. Accounting policies continued

Property, plant and equipment

Property, plant and equipment is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is charged on the following bases to reduce the cost of the Group's property, plant and equipment to their residual values over the estimated useful lives at the following rates:

Leasehold improvements	10% straight-line or life of lease if lower
Office furniture and equipment	20% straight-line
Computers, ancillary equipment and electronic test equipment	20–33% straight-line

The carrying value of property, plant and equipment is reviewed for impairment when events or changes in circumstance indicate the carrying value may be impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. The asset's recoverable amount is the higher of the asset's fair value less costs to sell and its value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which it belongs.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads in bringing the inventory to its present location and condition based on a normal level of activity. Net realisable value represents the estimated selling price less costs of completion and the estimated costs necessary to make the sale.

Amounts recoverable on contracts

Amounts recoverable on contracts represent revenue recognised to date less amounts invoiced to clients. Full provision is made for known or anticipated project losses.

Trade and other receivables

Trade and other receivables are recognised and carried at the lower of their original invoiced value and recoverable amount. Provision is made where there is evidence that the Group will not be able to recover the balance in full. Balances are written off when the probability of recovery is assessed as being remote.

Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Deferred income

Deferred income represents amounts received in advance from clients less turnover recognised to date.

Payments received on account

Payments received on account represent amounts invoiced to clients in excess of revenue recognised to date.

Income tax

The charge for current taxation is calculated on the results for the period as adjusted for items which are non-assessable or disallowed, based on tax rates and laws that are enacted or substantively enacted by the balance sheet date.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in computation of taxable profit.

Deferred tax liabilities are recognised on all temporary differences except in respect of investments in subsidiaries where the Group is able to control the reversal of the temporary difference and it is probable that it will not reverse in the foreseeable future. Deferred tax liabilities are not accounted for if they arise from the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

1. Accounting policies continued

Deferred tax assets are recognised either to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilised, or in the case of deferred tax on employee share options that appropriate tax credits will arise on employees' exercise of share options (see below). Deferred tax assets are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss. Where deferred tax assets are recognised subsequent to an acquisition, such as when the benefit of the acquiree's income tax loss carry forwards have since been realised, the deferred tax income is recognised in taxation and a corresponding reduction is made to goodwill which is recognised as an operating expense. The carrying amount of the deferred tax asset is reviewed at each balance sheet date.

In the UK, the Group is entitled to a tax deduction for amounts treated as remuneration on exercise of certain employee share options. As explained within "Employee benefits" below, a remuneration expense is recorded in the Group's income statement over the period from the grant date to the vesting date of the relevant options. As there is a temporary difference between the accounting and tax bases, a deferred tax asset is recorded. The deferred tax asset arising on share option awards is calculated as the estimated amount of tax deduction to be obtained in the future (based on the Group's share price at the balance sheet date) pro-rated to the extent that services of the employee have been rendered over the vesting period. If this amount exceeds the cumulative amount of the remuneration expense at the statutory rate, the excess is recorded directly in equity, against retained earnings. Similarly, current tax relief in excess of the cumulative amount of the remuneration expense at the statutory rate is also recorded in retained earnings.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset or liability is settled. This is based upon tax rates and laws enacted or substantively enacted at the balance sheet date.

Provisions

Where the Group has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, a provision is made. If the effect is material, expected future cash flows are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Borrowings

Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including issue costs, are charged to the income statement using an effective interest rate method.

Borrowings are classified as non-current when the repayment date is more than 12 months from the balance sheet date or where they are drawn on a facility with more than 12 months to expiry.

Derivative instruments

Derivatives such as forward foreign currency contracts and interest rate swaps are initially recognised at fair value on the date a contract is entered into and are subsequently remeasured at fair value. The fair value of such contracts is calculated by reference to current market rates for contracts with similar maturity profiles. The gain or loss on remeasurement is taken to the income statement except where the derivative is part of a designated cash flow hedge.

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge are recognised directly in equity, whilst the ineffective portion is recognised immediately in the income statement.

If the cash flow hedge results in the recognition of an asset or liability, then the associated gains or losses on the derivative that had previously been recognised in equity are included in the measurement of the asset or liability at the time the asset or liability is recognised. For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same period as the underlying transaction.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement in the year.

1. Accounting policies continued

Foreign currency translation

Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation, at balance sheet date exchange rates, of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Assets and liabilities of overseas companies are translated into sterling at the exchange rate prevailing on the balance sheet date. Income, expenditure and cash flows of overseas companies are translated at the weighted average exchange rate for the period. The exchange differences on the translation at closing rates of the overseas companies' net assets and the differences arising between the translation of profits at average and closing exchange rates are recorded as movements in the translation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

The most important foreign currency for the Group is the US Dollar. The relevant exchange rates to pounds sterling were:

	2008 Weighted average	2008 Closing	2007 Weighted average	2007 Closing
£1 = US$	2.00	1.99	1.88	1.96

Revenue

Revenue derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, revenue is recognised as services are performed. For fixed-price projects, revenue is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Revenue from support contracts is spread evenly over the period of the support contract.

Revenue from the sale of products is recognised on delivery of the product to the client.

Revenue from recharging to clients the cost of specialist managed subcontractors and the purchase of software or hardware for client assignments, together with associated mark-up, is recognised as these costs are incurred. Where the Group acts as agent in the transaction, only the mark up is recognised as Group revenue. Travel and subsistence revenues and costs are recognised where the Group acts as principal in the transaction and a profit margin is negotiated with the customer.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Licence income is recognised in accordance with the substance of the agreement. Revenue from licence agreements which have no significant remaining performance obligations is recognised where there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.

Pre-contract costs

Pre-contract costs are capitalised once it is probable that the contract will be obtained. Capitalised pre-contract costs are amortised over the contract term.

Segment reporting

The Group is organised into two geographical segments, namely Europe and US. These two geographical segments are the Group's primary reporting format for segment information. The Directors consider that the inherent risks and rewards of the products and services provided by the Group are substantially the same. Consequently no secondary format disclosures are required.

1. Accounting policies continued

Employee benefits

Retirement benefits

The Group operates a defined contribution pension scheme for certain Directors and employees, and makes contributions to a Group personal pension plan for the majority of employees. Pension costs are calculated annually and charged to the income statement as they arise.

Share-based payments

Certain employees (including Directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for rights over shares under the Group's Executive Share Option Scheme and Long-Term Incentive Plan ("LTIPs").

The total amount to be expensed over the vesting period of the options and LTIPs is determined by reference to the fair value at the date at which the options or LTIPs are granted and the number of awards that are expected to vest. The fair value is determined by an external valuer using a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The assumptions underlying the number of options expected to vest are adjusted to reflect conditions prevailing at the balance sheet date. At the vesting date, the cumulative expense recognised in the income statement is adjusted to take account of the awards that actually vest.

Holiday accrual

Accruals are made in respect of holiday entitlements that have accrued to employees but have not been taken at the balance sheet date.

Employee benefit trust

The Detica Group Employee Benefit Trust (the "Trust"), which purchases and holds ordinary shares of the Company in connection with employee share schemes, is consolidated in the Group financial statements. Any consideration paid or received by the Trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Lease commitments and hire purchase contracts

Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term. Operating lease incentives are treated as liabilities and recognised as a reduction in the rental expense over the lease term.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Reserves

The translation reserve represents accumulated foreign exchange differences arising from the translation of the financial statements of foreign operations.

The capital redemption reserve is used when the Company buys back its own shares, as part of share reorganisations.

The merger reserve represents the premium on the shares issued for the acquisition of m.a.partners, which attracted merger relief under section 131 of the Companies Act 1985.

Adoption of new and revised International Financial Reporting Standards

The accounting policies adopted in these consolidated financial statements are consistent with those of the financial statements for the year ended 31 March 2007, except that the following standards, amendments to and interpretation of published standards were adopted during the year:

International Reporting Standards ("IFRS")

IFRS 7 "Financial Instruments: Disclosures"
IFRS 4 "Insurance Contracts"

1. Accounting policies continued

International Financial Reporting Interpretations Committee ("IFRIC") interpretations
IFRIC 8 "Scope of IFRS 2"
IFRIC 9 "Reassessment of Embedded Derivatives"
IFRIC 10 "Interim Financial Reporting and Impairment"
IFRIC 11 "IFRS 2 – Group and Treasury Share Transactions"

Amendments to existing standards
Amendment to IAS 1 "Presentation to Financial Statements" – Capital disclosures
Amendments to IAS 23 "Borrowing costs" – Capitalisation of borrowing costs

Except for the additional disclosures under IFRS 7 and the amendment to IAS 1, the above standards, amendments to and interpretation of published standards had no material impact on the consolidated financial statements.

At the date of approval of these financial statements, the following standards and interpretations were issued but not yet mandatory for the Group and have not been adopted early.

International Financial Reporting Standards ("IFRS")
IFRS 8 "Operating Segments", effective for annual periods beginning on or after 1 January 2009. Management will review the impact of this standard on adoption, taking into account the management and organisation structure at that time.

International Financial Reporting Interpretations Committee ("IFRIC") interpretations
Management do not expect the following IFRIC interpretations to be relevant for the Group:

IFRIC 12 "Service Concession Arrangements", effective for annual periods beginning on or after 1 January 2008.
IFRIC 13 "Customer Loyalty Programmes", effective for annual periods beginning on or after 1 July 2008.
IFRIC 14 "IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", effective for annual periods beginning on or after 1 January 2008.

Amendments to existing standards
Management will review the impact of the following amendments on adoption:

Amendments to IAS 1 "Presentation of Financial Statements" (as revised in 2007), effective for annual periods beginning on or after 1 January 2009.
Amendments to IFRS 3 "Business Combinations", effective for annual periods beginning on or after 1 July 2009.

Management do not expect the following amendments to be relevant for the Group:

Amendments to IAS 32 and IAS 1 – "Puttable financial instruments and obligations arising on liquidation", effective for annual periods beginning on or after 1 January 2009.
Amendments to IAS 27 "Consolidated and Separate Financial Statements", effective for annual periods beginning on or after 1 July 2009.

2. Segment information

Primary basis – geographical segments

Following the acquisition of DFI and m.a.partners in the previous financial year, the Group has significantly increased its presence in the US. The Group has also absorbed StreamShield into its core business from 30 June 2007 and consequently the Board has determined that the Group's primary reporting segment is geography by origin. Previously the Group's primary reporting segments were by class of business, "Business and technology consultancy" and "StreamShield". The Group's segmental disclosures have been restated accordingly.

Unallocated segment assets and liabilities are cash and borrowings, and income tax assets and liabilities (including deferred tax balances). Other non-cash expenses are share-based payments and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.

Year ended 31 March 2008

	Europe £'000	US £'000	Eliminations £'000	Total £'000
Total segment revenue	174,960	29,802	–	204,762
Inter-segment revenue	(1,581)	–	–	(1,581)
Revenue	173,379	29,802	–	203,181
Segment operating profit/(loss)				
Before exceptional item	27,244	(2,139)	–	25,105
Exceptional item	(771)	–	–	(771)
After exceptional item	26,473	(2,139)	–	24,334
Finance income				137
Finance costs				(1,835)
Profit before tax				22,636
Tax expense				(7,334)
Profit after tax				15,302
Assets and liabilities				
Segment assets	110,270	44,083	(16,977)	137,376
Unallocated assets				13,321
Total assets				150,697
Segment liabilities	33,359	25,283	(16,977)	41,665
Unallocated liabilities				24,247
Total liabilities				65,912
Other segment information				
Capital expenditure:				
– Property, plant and equipment	4,600	3,166	–	7,766
– Intangible fixed assets	(115)	(82)	–	(197)
Depreciation	4,066	409	–	4,475
Amortisation	927	734	–	1,661
Other non-cash expenses	2,188	171	–	2,359

The intangible fixed asset capital expenditure credit relates to the m.a.partners deferred consideration adjustment, see note 20b.

Business review
Corporate information
Financial information
Company information

2. Segment information continued
Year ended 31 March 2007

	Europe £'000	US £'000	Eliminations £'000	Total £'000
Total segment revenue	151,076	6,025	–	157,101
Inter-segment revenue	(989)	–	–	(989)
Revenue	150,087	6,025	–	156,112
Segment operating profit/(loss)				
Before exceptional items	17,401	(1,330)	–	16,071
Exceptional item	(1,095)	–	–	(1,095)
After exceptional item	16,306	(1,330)	–	14,976
Finance income				516
Finance costs				(602)
Profit before tax				14,890
Tax expense				(4,358)
Profit after tax				10,532
Assets and liabilities				
Segment assets	92,926	40,354	(8,197)	125,083
Unallocated assets				8,458
Total assets				133,541
Segment liabilities	43,173	18,211	(8,197)	53,187
Unallocated liabilities				13,459
Total liabilities				66,646
Other segment information				
Capital expenditure:				
– Property, plant and equipment	7,937	582	–	8,519
– Intangible fixed assets	21,829	32,372	–	54,201
Depreciation	3,764	62	–	3,826
Asset impairments	1,095	–	–	1,095
Amortisation	679	157	–	836
Other non-cash expenses	1,467	–	–	1,467

Secondary format
The Directors consider that the inherent risks and rewards of the products and services provided by the Group are substantially the same. Consequently no secondary format disclosures are required.

2. Segment information continued

Additional revenue information

The following tables provide disclosure of the Group's revenue analysed by geographical market based on the location of the customer and by the type of product or service.

	2008 £'000	2007 £'000
Revenue by destination		
United Kingdom	161,474	139,877
United States of America	37,064	13,970
Rest of Europe	4,643	2,265
	203,181	156,112

	2008 £'000	2007 £'000
Analysis of revenue by type of product or service		
Revenue from services	155,994	127,709
Sale of goods	13,883	9,434
Licence and related maintenance income	3,484	–
Third-party costs recharged to clients	29,776	18,337
Business and technology consultancy revenues	203,137	155,480
Internet content security revenues	44	632
Total revenue	203,181	156,112

Third-party costs recharged to clients relate to the marked up costs of software and hardware purchased for client assignments and of specialist subcontractors.

Included within total revenue from continuing operations is £85,130,000 (2007: £60,136,000) which related to contracts accounted for under the percentage-of-completion method.

3. Operating profit

Operating profit is stated after charging/(crediting):

	2008 £'000	2007 £'000
Staff costs – salaries	92,935	74,789
Staff costs – social security	9,981	7,712
Staff costs – pensions	8,867	5,332
Staff costs – share-based payments (including exceptional item of £143,000 in 2008)	2,167	1,314
Total staff costs	113,950	89,147
Net foreign exchange (gains)/losses	(88)	48
Depreciation and impairment of property, plant and equipment (including exceptional item of £355,000 in 2007)	4,475	4,181
Amortisation of acquired intangible assets	1,661	836
Impairment of Rubus goodwill as a result of utilisation of Rubus tax losses	192	153
Materials and other external project costs (including exceptional item of £675,000 in 2007)	29,898	22,579
Operating lease payments – minimum lease payments	5,426	3,360
Other operating expenses (including exceptional items of £628,000 in 2008 and £65,000 in 2007)	23,333	20,832
	178,847	141,136

3. Operating profit continued

Significant items within other operating expenses include rent and rates, recruitment costs, marketing expenses and legal and professional fees. Details of auditors' remuneration are set out below:

	2008 £'000	2007 £'000
Audit services		
Group and parent company audit fee	122	141
Non-audit services		
Local statutory audit fees of subsidiary undertakings	95	94
Non-statutory audit fees of subsidiary undertakings	93	102
Due diligence services	–	405
Other tax services	142	92
Other compliance services	10.	–
	462	834

Due diligence services in 2007 included £31,000 incurred on abortive acquisitions and £374,000 incurred and capitalised as part of the costs of acquisition of Inforenz, m.a.partners and DFI.

Within operating expenses presented above is £2,680,000 (2007: £5,186,000) relating to the Group's research and development activities. No development costs qualified for capitalisation during the year (2007: £nil).

Group pension arrangements

The Group contributes to a Group personal pension plan for the majority of employees and also operates a number of defined contribution pension schemes for some Directors and employees. The assets of occupational pension schemes are held separately from those of the Group in independently administered funds.

The pension charge for the year was £61,000 (2007: £124,000) for the defined contribution schemes, £8,628,000 (2007: £5,208,000) for payments to the Group personal pension plan and £178,000 (2007: £nil) in respect of overseas employees' defined contribution pension plans. The unpaid contributions outstanding at the year end were £17,000 (2007: £5,000).

Exceptional items

The current and prior year exceptional items relate to the costs associated with the absorption of StreamShield into the Group's core business. The 2008 charge of £771,000 represents severance costs (£388,000), share-based payments (£143,000) and professional and other costs (£240,000). The 2007 charge of £1,095,000 represents impairment write downs associated with inventory (£675,000), property, plant and equipment (£355,000) and other assets (£65,000). Fixed asset write downs were made to bring the asset values in line with their economic value in use. Inventory and other assets were fully written down where they were not expected to be utilised by the business going forward as they were not considered to have a net realisable value.

4. Employee numbers

The average number of employees (excluding Non-Executive Directors) during the year and the number at the end of the year were as follows:

	2008 Number	2007 Number
Revenue earners	1,282	979
Support staff	241	174
Average number of employees	1,523	1,153
Number of employees at 31 March	1,538	1,464

5. Finance income

	2008 £'000	2007 £'000
Bank interest receivable	126	410
Interest receivable on adjustments in respect of prior years' corporation tax	11	106
	137	516

6. Finance costs

	2008 £'000	2007 £'000
Interest payable on bank loans and overdrafts	1,569	251
Bank loan issue costs	77	13
Unwind of discount on deferred consideration payable	169	338
Interest payable on adjustments in respect of prior years' corporation tax	12	–
Other interest payable	8	–
	1,835	602

7. Tax

	2008 £'000	2007 £'000
Current tax expense		
Current tax on income of this year	8,387	5,609
Adjustments in respect of prior years	(809)	(298)
Total current tax expense	7,578	5,311
Deferred tax credit		
Origination and reversal of temporary differences	(816)	(957)
Adjustments in respect of prior years	572	4
Total deferred tax credit	(244)	(953)
Total income tax expense in income statement	7,334	4,358

The Group's effective tax rate for the year was 32.4% (2007: 29.3%). Adjusting for the tax credit relating to the utilisation of pre-acquisition brought forward tax losses of £192,000 (2007: £153,000), amortisation of acquired intangibles of £528,000 (2007: £220,000), the StreamShield exceptional item of £164,000 (2007: £329,000), and the effect of the reduction in the UK deferred tax rate from 30% to 28%, of £69,000, the Group's effective tax rate was 32.0% (2007: 29.2%). The increase in effective tax rate is principally due to the Group's increased activities in the US and the associated unrelieved tax losses in the year.

Reconciliation of effective tax rate

	2008 £'000	2007 £'000
Group profit before tax	22,636	14,890
Income tax using the UK corporation tax rate at 30% (2007: 30%)	6,791	4,467
Tax effects of:		
– Expenses not deductible for tax purposes	504	337
– Share-based payments	183	–
– Unrelieved US tax losses	1,021	83
– R&D tax credit	(833)	(503)
– Adjustments in respect of prior years	(237)	(294)
– Utilisation of pre-acquisition brought forward tax losses	(192)	(153)
– Effect of tax rate change on net deferred tax assets	69	–
– Other differences	28	421
Total income tax expense	7,334	4,358

7. Tax continued

Deferred tax

Deferred tax included in the income statement is as follows:

	2008 £'000	2007 £'000
Share-based payments	(323)	(394)
Origination and reversal of temporary differences	(439)	(51)
Recognition of tax losses in the year	(123)	(512)
Effect of tax rate change	69	–
Adjustments in respect of prior years	572	4
	(244)	(953)

In addition to the amounts charged to the income statement, a current tax credit of £688,000 (2007: £940,000) and a deferred tax charge of £2,115,000 (2007 credit: £1,511,000) relating to share-based payments was recognised directly in equity.

Deferred tax included in the balance sheet is as follows:

	Deferred tax assets		Deferred tax liabilities		Net balance at 31 March	
	2008 £'000	2007 £'000	2008 £'000	2007 £'000	2008 £'000	2007 £'000
Property, plant and equipment	212	345	–	(10)	212	335
Intangible assets	–	–	(1,332)	(1,903)	(1,332)	(1,903)
Share-based payments	2,066	4,427	–	–	2,066	4,427
Holiday pay accrual	543	462	–	–	543	462
Tax losses	675	512	–	–	675	512
Other temporary differences	75	264	–	–	75	264
Deferred tax assets / (liabilities)	3,571	6,010	(1,332)	(1,913)	2,239	4,097
Set off of tax	(114)	(592)	114	592	–	–
Net deferred tax assets/(liabilities)	3,457	5,418	(1,218)	(1,321)	2,239	4,097

No deferred tax has been provided for unremitted earnings from overseas subsidiaries as it is not expected that these earnings will be remitted in the foreseeable future and any remittances are within the control of Group management. The aggregate amount of temporary differences for which deferred tax liabilities have not been recognised is £nil (2007: £242,000).

Unrecognised deferred tax assets

	2008 £'000	2007 £'000
Tax losses	6,767	5,174
Property, plant and equipment	211	–
	6,978	5,174

Unprovided deferred tax relates mainly to carried forward unutilised Rubus trading losses totalling £10.1 million (2007: £10.7 million) which are available indefinitely for offset against future taxable profits of Rubus, and unutilised US trading losses of £9.5 million (2007: £5.1 million) which are available for offset against future taxable profits of Detica Federal Inc. (formaly DeticaDFI Inc.), Detica Inc., Detica Services Inc. (formerly Detica Federal Inc.) and Detica Consulting LLC for up to 20 years. This part of these assets has not been recognised on the basis that there is insufficient evidence that the asset will be recoverable as at the balance sheet date. The assets will only be recognised with improved certainty and quantification of taxable profits.

8. Earnings per share

The calculation of earnings per share is based on the following:

	2008 £'000	2007 £'000
Profit attributable to shareholders	15,302	10,532

	Number of shares ('000)	Number of shares ('000)
Weighted average number of shares in issue	115,509	112,789
Weighted average number of shares held by the Employee Benefit Trust	(613)	(1,701)
Basic weighted average number of shares in issue	114,896	111,088
Dilutive effect of share options and LTIPs	3,523	3,592
Diluted weighted average number of shares in issue	118,419	114,680

There were 115,841,865 shares in issue at 31 March 2008 (2007: 114,362,314).

9. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2008 of 2.5 pence per share (2007: 2.175 pence per share) totalling £2,914,000 (2007: £2,498,000) and payable on 8 August 2008. The proposed dividend is subject to approval by the Annual General Meeting on 31 July 2008 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2008 pence/share	2008 £'000	2007 pence/share	2007 £'000
Interim dividends relating to 2008/2007	1.2	1,387	0.6	701
Final dividends relating to 2007/2006	2.2	2,499	1.1	1,204
	3.4	3,886	1.7	1,905

10. Property, plant and equipment

	Leasehold improvements £'000	Office furniture and equipment £'000	Computers, ancillary equipment and electronic test equipment £'000	Total £'000
Cost				
At 1 April 2006	3,723	1,611	10,308	15,642
Additions	3,284	643	4,014	7,941
Acquisition of subsidiaries	131	67	380	578
Disposals	(1,137)	(323)	(1)	(1,461)
Foreign exchange differences	–	–	(21)	(21)
At 31 March 2007	6,001	1,998	14,680	22,679
Additions	3,723	785	3,258	7,766
Disposals	(542)	(35)	(2,216)	(2,793)
Foreign exchange differences	15	2	1	18
At 31 March 2008	9,197	2,750	15,723	27,670

10. Property, plant and equipment continued

	Leasehold improvements £'000	Office furniture and equipment £'000	Computers, ancillary equipment and electronic test equipment £'000	Total £'000
Accumulated depreciation				
At 1 April 2006	1,435	908	4,797	7,140
Charge for the year	508	325	2,993	3,826
Impairment charge (see note 3)	–	10	345	355
Disposals	(1,114)	(323)	(1)	(1,438)
Foreign exchange differences	–	–	(2)	(2)
At 31 March 2007	829	920	8,132	9,881
Charge for the year	871	382	3,222	4,475
Disposals	(535)	(35)	(2,138)	(2,708)
Foreign exchange differences	–	–	1	1
At 31 March 2008	1,165	1,267	9,217	11,649
Net book value				
At 31 March 2008	8,032	1,483	6,506	16,021
At 31 March 2007	5,172	1,078	6,548	12,798
At 31 March 2006	2,288	703	5,511	8,502

11. Goodwill

	Note	£'000
At 1 April 2006		9,041
Acquisition of Inforenz	20a	1,673
Acquisition of m.a partners	20b	30,378
Acquisition of DFI	20c	17,429
Utilisation of tax losses		(153)
Exchange differences		(390)
At 31 March 2007		57,978
Utilisation of tax losses		(192)
Exchange differences		(434)
Acquisition of m.a.partners	20b	(197)
At 31 March 2008		57,155

Goodwill acquired in a business combination is allocated to cash-generating units. The Group conducts annual impairment tests on the carrying value of goodwill, based on the recoverable amount of the cash-generating units to which goodwill has been allocated. Value in use calculations are used to determine the recoverable amount of cash-generating units. The key assumptions for the value in use calculations are the discount rate applied, the future operating margin and future growth rate of the net operating cash flows.

The goodwill acquired to date was previously assigned to the business and technology consultancy segment in the UK and US. Following the reabsorption of StreamShield into the Group's core business, the Group is organised into two cash-generating units, Europe and US. The goodwill allocated to the UK and US is £28,025,000 (2007: £28,332,000) and £29,130,000 (2007: £29,646,000) respectively.

The Group prepares cash flow forecasts for these cash-generating units based on the most recent annual financial plans approved by the Board and upon management's expectations of the operating margin and revenue growth rate for the following four years. Management's expectations are influenced by the Group's historic performance and anticipated future market developments. Cash flow growth equivalent to the respective regions' long-term growth rates has been assumed after management's five year forecast period. Growth rates of 2.5% and 2.25% have been used for the UK and US respectively. A discount rate of 13.7% (2007: 11.6%) has been applied and reflects current market assessments of the time value of money and of the risks specific to the cash-generating unit. As at 31 March 2008 and 31 March 2007, there are no impairment losses.

12. Other intangible assets

	Note	Customer relationships and order book £'000	Intellectual property £'000	Total £'000
Cost				
At 1 April 2006		1,880	200	2,080
Acquisition of Inforenz	20a	344	100	444
Acquisition of m.a.partners	20b	3,317	–	3,317
Acquisition of DFI	20c	960	–	960
Exchange differences		(45)	–	(45)
At 31 March 2007		6,456	300	6,756
Exchange differences		(33)	–	(33)
At 31 March 2008		6,423	300	6,723
Amortisation				
At 1 April 2006		91	50	141
Charge for the year		769	67	836
Exchange differences		(4)	–	(4)
At 31 March 2007		856	117	973
Charge for the year		1,591	70	1,661
Exchange differences		3	–	3
At 31 March 2008		2,450	187	2,637
Net book value				
At 31 March 2008		3,973	113	4,086
At 31 March 2007		5,600	183	5,783
At 31 March 2006		1,789	150	1,939

The net book values of individually material intangible assets and their remaining useful life at 31 March 2008 were as follows:

	Carrying value £'000	Remaining useful life
Evolution customer relationships and order book	1,245	7.0 years
m.a.partners customer relationships and order book	2,225	3.4 years
DFI customer relationships and order book	339	2.0 years

13. Inventories

	2008 £'000	2007 £'000
Work in progress	1,761	1,494

14. Trade and other receivables

	2008 £'000	2007 £'000
Trade receivables	39,597	31,675
Prepayments and accrued income	3,407	2,104
Amounts recoverable on contracts	14,841	12,319
Other receivables	508	932
	58,353	47,030

The following table provides disclosure of contracts in progress at the balance sheet date.

	2008 £'000	2007 £'000
Contracts in progress at the balance sheet date:		
Contract costs incurred plus recognised profits less recognised losses to date	85,561	68,063
Less: progress billings	(78,201)	(61,201)
	7,360	6,862
Recognised as:		
Amounts due from customers included in trade and other receivables (above)	14,841	12,319
Amounts due to customers included in trade and other payables (note 16)	(7,481)	(5,457)
	7,360	6,862

The Group's credit risk on trade and other receivables is primarily attributable to trade receivables and amounts recoverable on contracts. The Group has no significant concentrations of credit risk since the risk is spread over a large number of unrelated counterparties.

The Group believes that the carrying amounts of the Group's trade receivables by the type of customer gives a fair presentation of the credit quality of the assets:

	2008 £'000	2007 £'000
Government customers	19,696	15,410
Commercial customers	19,901	16,265
	39,597	31,675

Trade receivables of £7,729,000 (2007: £6,033,000) were past due but not impaired. These relate to a number of independent customers where there is no recent history of default. These amounts are considered to be fully recoverable.

Trade receivables, net of an allowance of £25,000 (2007: £53,000) for doubtful debts, are aged as follows:

	2008 £'000	2007 £'000
Not due	31,868	25,642
Not more than three months past due	6,755	5,226
More than three months but not more than six months past due	823	456
More than six months past due	151	351
	39,597	31,675

15. Borrowings

	2008 £'000	2007 £'000
Non-current		
Revolving loan facility	15,000	11,000
Issue costs	–	(77)
Interest	–	8
	15,000	10,931
Current		
Bank overdrafts	3,596	–
Amortising loan	2,000	–
Interest	1	–
	5,597	–
Total borrowings	20,597	10,931

The Company's borrowings have been drawn down under the Group's revolving and amortising loan facilities. The key terms of these and other facilities held by the Group are set out below.

Facility	Company	Note	Amount £'000	Maturity	Repayment terms	Interest basis
Revolving loan	Detica Group plc	a	15,000	Sept 2010	On maturity. Early repayment possible at any time. Amounts repaid can be redrawn.	LIBOR + 0.75% + ARCR*
Amortising loan	Detica Group plc	a	2,000	Sept 2010	Repayable in even quarterly instalments. Early repayment possible at any time.	LIBOR + 0.75% + ARCR*
Overdraft	Detica Limited	b	10,000	July 2008	On maturity. Early repayment possible at any time. Amounts repaid can be redrawn.	Relevant currency base rate + 0.75%
Forward exchange contracts and currency options	Detica Limited	b	318	July 2008	n/a	n/a
Engagement	Detica Group plc	c	1,000	July 2008	n/a	n/a

*ARCR – Additional regulatory cost rate.

Notes

a The facility can be drawn down in any major currency. Interest is payable on a 30, 60 or 90 day basis. Interest rates and payments are agreed for 30, 60 or 90 day periods at the discretion of the borrower.

b The overdraft is a multi-currency facility.

c The engagement facility enables the Group to issue performance guarantees. The Group had no material performance guarantees in issue at 31 March 2008 or 31 March 2007.

The Company and the Group's material subsidiaries have provided unlimited multilateral guarantees and negative pledges to the Group's bankers. The facilities are also subject to the Group complying with earnings cover, interest cover and gearing covenant tests. The Group expects to fully comply with these covenants.

Borrowing facilities

The Group has undrawn borrowing facilities as follows:

	2008 £'000	2007 £'000
Expiring in one year or less	6,404	5,000
Expiring between three and four years	–	19,000
Total undrawn facilities	6,404	24,000

Subsequent to the year end, the Group has renegotiated its borrowing facilities. In May 2008 the Group replaced its revolving and amortising loan facilities with a single revolving four year loan facility of £40.0 million. Amounts drawn down on this facility attract an interest rate of LIBOR + 0.70% to 1.50% depending on the Group's net debt to EBITDA ratio, measured at each half year point. The Group expects to pay interest at the lower end of this range for the

foreseeable future. These facilities are repayable on maturity in 2012. The Group retains its £10 million overdraft facility in addition to the new revolving loan facility.

16. Trade and other payables

	2008 £'000	2007 £'000
Current		
Trade payables	5,691	6,349
Accruals	16,135	19,783
Lease incentives	836	–
Deferred income	1,359	1,164
Payments received on account (note 14)	7,481	5,457
Social security and other taxes	7,646	7,997
	39,148	40,750
Non-current		
Lease incentives	2,217	–
	41,365	40,750

17. Provisions

	£'000
Provisions (non-current liabilities)	
At 1 April 2006 and 31 March 2007	300
Transfer to current provisions	(300)
At 31 March 2008	–

	£'000
Provisions (current liabilities)	
1 April 2006	–
Provision for future consideration payable – Inforenz	1,015
Settlement of Inforenz consideration	(550)
Provision for future consideration payable – m.a.partners	11,334
Unwind of discount on deferred consideration payable	338
At 31 March 2007	12,137
Settlement of m.a. partners deferred consideration	(11,841)
Unwind of discount on deferred consideration payment	169
Settlement of Inforenz consideration	(465)
Transfer from non-current liabilities	300
At 31 March 2008	300

The provision at 31 March 2008 of £300,000 relates to deferred consideration payable for the National Security Products business acquisition made in October 2005.

18. Share capital

	2008 Number '000	2007 Number '000	2008 £'000	2007 £'000
Authorised				
Ordinary shares of 2 pence each	175,000	175,000	3,500	3,500

Allotted, called-up and fully paid				
Ordinary shares of 2 pence each				
At 1 April	114,362	22,353	2,287	447
Shares issued – m.a.partners acquisition	1,480	1,813	30	37
Bonus issue	–	89,411	–	1,788
Shares issued – DFI acquisition	–	785	–	15
At 31 March	115,842	114,362	2,317	2,287

The number of ordinary shares in issue at 31 March 2008 was 115,841,865 (2007: 114,362,314).

19. Employee share schemes

Share-based payment arrangements

The Group operates two share-based payment arrangements: the Executive Share Option Scheme and the Long Term Incentive Plan. A summary of the main terms of the arrangements is given below, with particular reference made to the terms of those grants for which a share-based payment expense has been recognised. During the year, the subsidiary share option scheme for the employees of StreamShield Networks Limited was terminated. This is described more fully on page 68.

Executive Share Option Scheme ("ESOS")

Options granted under the ESOS are made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements. Under this scheme, options will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's diluted earnings per share ("EPS") over a three year performance period, or three one-year performance periods, is required to exceed the growth in the Retail Price Index by between 5% and 20% per annum dependent on date of grant, in order for the performance condition to be fully met.

In addition, option grants are made under the ESOS to match Detica shares purchased by employees under the All Employee Share Option Plan. These grants do not have performance conditions but are subject to the employees remaining in employment.

The exercise price of option grants under the ESOS is equal to the market price of the shares immediately prior to the date of grant. The contractual life of the option is ten years and there are no cash settlement alternatives.

19. Employee share schemes continued

Long Term Incentive Plan ("LTIP")

Awards under the LTIP are made to senior executives and managers across the Group, as well as to staff with high potential or to recognise significant achievements.

Awards will normally vest after three years and be exercisable between three and ten years following grant, provided that a performance condition, specified at the date of grant, has been satisfied and that the employee remains in employment. Typically, growth in the Group's EPS over a three year performance period, or three one-year performance periods, is required to exceed the growth in Retail Price Index by between 15% and 20% per annum dependent on the date of grant, in order for the performance condition to be fully met.

LTIP awards made to former employees of Evolution Consulting Group Limited in 2006 are exercisable from 3 January 2010 and are subject to a performance condition based on the financial performance of the Financial Services division of Detica Group plc.

The contractual life of the awards is ten years and there are no cash settlement alternatives. The exercise price of LTIP awards is 0.2 pence for awards made up to 31 March 2005, 0.4 pence for awards made between 1 April 2005 and 24 July 2006 and 2 pence for awards made since 24 July 2006.

The movements in the number of share options and LTIPs outstanding is shown below:

	ESOS		LTIP	
	Number of awards	Weighted average exercise price £	Number of shares	Weighted average exercise price £
Outstanding at 1 April 2006	3,912,690	0.84	2,587,035	0.004
Granted	83,860	2.66	873,582	0.015
Exercised	(957,843)	0.67	(294,000)	0.002
Forfeited	(117,755)	1.31	(348,725)	0.005
Outstanding at 31 March 2007	2,920,952	0.93	2,817,892	0.007
Exercisable at 31 March 2007	1,332,149	0.62	165,750	0.002
Granted	652,712	3.92	1,514,618	0.020
Exercised	(903,539)	0.82	(171,500)	0.020
Forfeited	(43,493)	3.19	(518,036)	0.014
Outstanding at 31 March 2008	2,626,632	1.67	3,642,974	0.012
Exercisable at 31 March 2008	1,445,041	0.79	227,500	0.002
Range of exercise prices	£0.0734–£3.92 (2007: £0.0734–£2.92)		£0.002–£0.02 (2007: £0.002–£0.02)	
Weighted average remaining contractual life	6.3 years (2007: 6.4 years)		8.2 years (2007: 8.3 years)	

The weighted average share price at the date of exercise of share options exercised during the year ended 31 March 2008 was £3.19 (2007: £3.02).

19. Employee share schemes continued

The table below sets out the movements in the year for both ESOS options and LTIPs based on whether the share-based payment was granted by the Company or by the Employee Trust:

	Options at 1 April 2007	Granted in the year	Exercised in the year	Forfeited in the year	Options at 31 March 2008
Granted by					
– Company	2,920,952	652,712	(903,539)	(43,493)	2,626,632
– Employee Trust	2,817,892	1,514,618	(171,500)	(518,036)	3,642,974
	5,738,844	2,167,330	(1,075,039)	(561,529)	6,269,606

	Options at 1 April 2006	Granted in the year	Exercised in the year	Forfeited in the year	Options at 31 March 2007
Granted by					
– Company	3,912,690	83,860	(957,843)	(117,755)	2,920,952
– Employee Trust	2,587,035	873,582	(294,000)	(348,725)	2,817,892
	6,499,725	957,442	(1,251,843)	(466,480)	5,738,844

Assumptions used in the valuation of share-based payments

In calculating the fair value of the share-based payment arrangements, the Group has used a Monte Carlo model in the case of options and a Black Scholes model in the case of LTIPs. The fair value of share options and LTIPs granted in 2008 and 2007 and the assumptions used in the calculation of their fair value on the date of grant were as follows:

		2008		2007
Weighted average assumptions	ESOS	LTIP	ESOS	LTIP
Fair value per share option/LTIP	£1.33	£3.22	£0.88	£2.79
Share price on date of grant	£3.92	£3.31	£2.66	£2.85
Exercise price	£3.92	£0.02	£2.66	£0.02
Share options/LTIPs granted in the year	652,712	1,514,618	83,860	873,582
Vesting period (years)	3.0	3.0	3.0	3.0
Expected volatility	31%	n/a	31%	n/a
Expected life (years)	Note 1	3.0	Note 1	3.0
Expected dividend yield	0.71%	0.71%	0.61%	0.52%
Risk-free rate of return	5.64%	n/a	4.86%	n/a

Note 1: The expected exercise behaviour of ESOS option holders for grants made in 2008 and 2007 was assumed to be as follows:

- 5% of participants exercise per annum in years one to ten, providing that the options are in the money;
- 50% of participants exercise after three years subject to the market price being at least 30% over the option exercise price;
- 25% of the remainder exercise per year from year four onwards, using a reducing balance methodology, providing that a gain of 20% is available; and
- the balance is exercised at maturity, providing the options are in the money.

For the ESOS options, expected volatility was determined using the historical volatility of the Company's share price over the term from the date of the Company's flotation in April 2002 to each grant date. Due to the limited time that the Company's shares have been publicly traded it was not possible to consider the historical volatility of the Company's share price over a period commensurate with the expected life of the share option. The LTIP awards, which have an exercise price of nominal value, are not inherently affected by volatility since gains will almost always be made (assuming that the awards vest).

At the date of grant, it was assumed that the non-market performance conditions would be met. Adjustments have been made subsequently, where necessary, to reflect updated assessments of whether performance conditions will be met. The share-based payment expense also takes account of expected and actual forfeitures over the vesting period as a result of cessation of employment.

A charge of £2,024,000 (2007: £1,287,000) has been made in the income statement to spread the fair value of the options and LTIPs over the three and four years service obligations of those incentives.

19. Employee share schemes continued

Employee Benefit Trust

The Detica Group Employee Benefit Trust (the "Trust") holds shares in Detica Group plc to satisfy awards under the ESOS and the LTIP. Costs of running the Trust are charged to the income statement. Shares held by the Trust are deducted from the profit and loss reserve and held at cost to the Trust. The cumulative addition to the Group profit and loss reserve relating to shares held by the Trust was £720,000 (2007 £334,000). This represents a holding by the Trust of 176,580 (2007: 1,130,862) shares, which, at 31 March 2008, had a market value of £0.4 million (2007: £4.7 million).

After deducting the shares held by the Trust, 6,093,026 (2007: 4,607,982) new issue shares will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the six years since the Company's flotation.

The number of shares required in order to satisfy the exercise of unapproved optons under the ESOS may be reduced by the use of stock appreciation rights. On exercise, stock appreciation rights provide that the settlement of unapproved options is made via a transfer of shares with a market value equal to the gain on the option. The use of stock appreciation rights reduced the number of shares required in the year by 120,757 (2007: nil).

The Trust has agreed to make its shares available to satisfy awards under both the ESOS and the LTIP. It is anticipated that new issue shares will be required in the forthcoming year to satisfy awards under both schemes.

StreamShield Networks Limited Share Option Plan ("SSNSOP")

Historically options have been granted under the SSNSOP to employees of StreamShield Networks Limited, a subsidiary of the Group. Options were exercisable between three and ten years following grant. Performance conditions did not apply to these options. The exercise price of options granted under the SSNSOP was equal to the market price of the shares on the date granted as agreed with Her Majesty's Revenue and Customs. The contractual life of the option was ten years and there were no cash settlement alternatives.

On 29 June 2007 all outstanding options were surrendered by the option holders in return for a cash payment of £500 resulting in a cost to the Group of £15,000. The surrender of these options has also resulted in an accelerated share-based payment charge to the income statement amounting to £143,000 in the year ended 31 March 2008. The charge in respect of StreamShield share options in the year ended 31 March 2007 was £27,000.

A reconciliation of the number of options under the SSNSOP is given below:

	Number of shares
Outstanding at 1 April 2006	1,146,000
Granted	373,000
Exercised	–
Forfeited	(156,000)
Outstanding at 31 March 2007	1,363,000
Exercisable at 31 March 2007	–
Granted	–
Exercised	–
Forfeited	(1,363,000)
Outstanding at 31 March 2008	–
Exercisable at 31 March 2008	–
Weighted average remaining contractual life	nil years (2007: 8.2 years)

At 31 March 2008, the outstanding options represented nil% (2007: 7.4%) of the issued share capital of StreamShield Networks Limited.

20. Business combinations

There were no acquisitions in the year ended 31 March 2008. Details of the acquisitions made by the Group in the year ended 31 March 2007 are set out below.

20a. Inforenz

On 19 July 2006, the Group acquired Inforenz Limited, a company that provides a specialised range of computer forensic services to both government and commercial clients, for a total consideration of £2,227,000 including directly attributable costs. The goodwill arising on the acquisition results from anticipated synergies, customer loyalty and the value of the workforce. Other intangibles relate to the value of Inforenz's customer relationships and intellectual property.

The investment in Inforenz has been included in the balance sheet at its fair value at the date of acquisition. Book and fair values of the assets acquired at the date of acquisition were as follows:

	Book values £'000	Fair value to Group £'000
Intangible assets (excluding goodwill)	–	444
Property, plant and equipment	102	102
Trade and other receivables	142	142
Cash and cash equivalents	180	180
Trade and other payables	(181)	(181)
Deferred tax liabilities	-	(133)
Net assets acquired	243	554
Goodwill arising on acquisition		1,673
Total consideration		2,227

Total consideration comprised:

Cash consideration	2,041
Directly attributable costs	186
	2,227

The net cash outflow in the year ended 31 March 2007 was consideration paid of £1,576,000 together with directly attributable costs amounting to £186,000. Net cash acquired was £180,000.

From the date of acquisition to 31 March 2007 Inforenz contributed £113,000 to the profit before tax of the Group and £910,000 to revenues.

20. Business combinations continued

20b. m.a.partners

On 6 September 2006, the Group acquired m.a. International Limited ("m.a.partners"), an international management consultancy specialising in the capital markets sector for a total consideration of £39,171,000 including directly attributable costs. The investment in m.a.partners has been included in the balance sheet at its fair value at the date of acquisition.

Other intangibles relate to the value of m.a.partners' customer relationships. The remaining excess of purchase consideration over the fair value of net assets acquired of £30,181,000 has been capitalised as goodwill. This is attributable to anticipated synergies, customer loyalty, business processes and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however they cannot be individually separated from m.a.partners and reliably measured due to their nature and hence are included within goodwill.

During the initial 12 month investigation period since acquisition an adjustment to the purchase price of £305,000 has been recognised. The goodwill arising on acquisition has been adjusted for this and the 31 March 2007 comparatives adjusted accordingly. In addition a reduction to the purchase price and goodwill of £197,000 has been recognised during the year ended 31 March 2008.

	Book values £'000	Fair values as reported 31 March 2007 £'000	Adjustments £'000	As restated fair values 31 March 2007 £'000	Adjustments £'000	Fair values at 31 March 2008 £'000
Intangible assets (excluding goodwill)	–	3,317	–	3,317	–	3,317
Property, plant and equipment	180	180	–	180	–	180
Deferred tax asset	986	986	–	986	–	986
Trade and other receivables	7,453	7,453	–	7,453	–	7,453
Cash and cash equivalents	4,341	4,341	–	4,341	–	4,341
Trade and other payables	(6,292)	(6,292)	–	(6,292)	–	(6,292)
Deferred tax liabilities	–	(995)	–	(995)	–	(995)
Net assets acquired	6,668	8,990	–	8,990	–	8,990
Goodwill arising on acquisition		30,073	305	30,378	(197)	30,181
Total consideration		39,063	305	39,368	(197)	39,171
Total consideration comprised:						
Cash consideration		26,737	225	26,962	(197)	26,765
Share consideration		11,277	–	11,277	–	11,277
Directly attributable costs		1,049	80	1,129	–	1,129
		39,063	305	39,368	(197)	39,171

The net cash outflow in the year ended 31 March 2007 was consideration paid of £19,502,000 together with directly attributable costs paid amounting to £1,049,000. Net cash acquired was £4,341,000.

From the date of acquisition to 31 March 2007, m.a.partners contributed £1,004,000 to the profit before tax of the Group and £15,634,000 to revenues.

20. Business combinations continued

20c. DFI

On 30 March 2007, the Group acquired Detica Federal Inc. ("DFI"), formerly DFI International Inc., a consulting group providing services to the US National Security Community for a total consideration of £21,861,000.

The investment in DFI has been included in the balance sheet at its fair value at the date of acquisition. The fair value of the assets and liabilities acquired with DFI were provisional in the financial statements for the year ended 31 March 2007. These fair values have been reviewed in the current period and adjustments to these values are set out below. The comparative figures at 31 March 2007 have been adjusted accordingly.

Other intangibles relate to the value of DFI's customer relationships. DFI operates in the government sector and as such new contracts are subject to tendering procedures. This reduces the value of customer relationships relative to acquisitions in the commercial sector. The remaining excess of purchase consideration over the fair value of the net assets acquired of £17,429,000 has been capitalised as goodwill. This is attributed to anticipated synergies with the Group's existing US operations, customer loyalty, business process and the value of the assembled workforce including industry specific knowledge and technical skills. Some of these relate to intangible assets, however they cannot be individually separated from DFI and reliably measured due to their nature and hence are included within goodwill.

	Book values £'000	Fair values as reported 31 March 2007 £'000	Adjustments £'000	As restated fair values 31 March 2007 £'000
Intangible assets (excluding goodwill)	–	960	–	960
Property, plant and equipment	295	295	–	295
Trade and other receivables	5,866	5,866	91	5,957
Trade and other payables	(1,767)	(1,767)	(488)	(2,255)
Current tax liabilities	–	–	(127)	(127)
Deferred tax liability	–	(398)	–	(398)
Net assets acquired	4,394	4,956	(524)	4,432
Goodwill arising on acquisition		17,538	(109)	17,429
Total consideration		22,494	(633)	21,861
Total consideration comprised:				
Cash consideration		17,907	(633)	17,274
Share consideration		3,227	–	3,227
Directly attributable costs		1,360	–	1,360
		22,494	(633)	21,861

The adjustments to fair values mainly relate to the incluson of unrecorded accruals, prepayments and accrued revenue, revisions to tax estimates and the write down of trade and other receivables to their recoverable amounts. The adjustment to the cash consideration payable relates to a working capital and indebtedness adjustment received from the vendor.

The net cash outflow in the year ended 31 March 2007 was consideration paid of £17,907,000 together with directly attributable costs paid amounting to £739,000.

As the DFI acquisition took place on 30 March 2007, it did not contribute to Group profit before tax or revenues in the year ended 31 March 2007.

If each of the Inforenz, m.a.partners and DFI acquisitions had occurred on 1 April 2006, the Group's pro forma revenue and profit before tax for the year ended 31 March 2007, based on unaudited management information for the acquired entities, would have been approximately £190.6 million and £15.8 million respectively.

21. Financial instruments

Categories of financial assets and liabilities

The Group had the following financial assets and liabilities at 31 March 2008 and 31 March 2007. All amounts are held at amortised cost, except for the interest rate swap.

	Notes	2008 £'000	2007 £'000
Assets as per the balance sheet			
Trade receivables	14	39,597	31,675
Cash and cash equivalents		9,505	2,895
Interest rate swap		–	10
		49,102	34,580

	Notes	2008 £'000	2007 £'000
Liabilities as per the balance sheet			
Trade payables	16	5,691	6,349
Accruals	16	16,135	19,783
Bank overdraft	15	3,596	–
Bank loans	15	17,001	10,931
		42,423	37,063

The directors estimate that the carrying value of the financial assets and liabilities are not significantly different to their fair value.

Financial risk management

The Group has a centralised treasury function, providing a service to the Group for funding and foreign exchange management. Treasury activities are managed under policies and procedures approved and monitored by the Board. These are designed to reduce the financial risks faced by the Group, which primarily relate to credit risk, foreign currency risk, interest rate risk and liquidity risk. The Group does not undertake any trading or speculative activity in financial instruments.

Credit risk

The Group monitors its exposure to credit risk on an ongoing basis. Cash investments are only allowed in liquid securities with major financial institutions that satisfy specific criteria. The maximum credit risk exposure at the balance sheet date is represented by the carrying value of financial assets and there are no significant concentrations of credit risk.

Foreign currency risk

Translation

The Group has foreign operations in the United States of America, the Netherlands and Switzerland. The Group is therefore exposed to foreign exchange risk on the translation of the balance sheets and income statements into sterling. The Group does not hedge the foreign exchange risk relating to the translation of the balance sheet and income statement of overseas operations.

Changes in the US dollar exchange rate have the greatest impact on the results of Group. An increase of one percentage point in the average US dollar exchange rate would have increased the Group's profit after tax by £21,000 (2007: £13,000). The effect on equity of a one percentage point increase in the closing US dollar exchange rate would decrease equity by £38,000 (2007: £54,000).

21. Financial instruments continued

Financial risk management continued

Transaction

Operations are also subject to foreign exchange risk from committed transactions denominated in currencies other than their functional currency and, once recognised, the revaluation of foreign currency denominated assets and liabilities.

To mitigate foreign exchange risk arising from transactions denominated in other currencies, the Group's policy is to eliminate 50% of currency exposures on award of contract and 50% at the time customer invoices are raised, through forward currency contracts or borrowings denominated in the foreign currency. 21% (2007: 10%) of the revenues of the Group is derived from customers outside the UK. Approximately 1% (2007: 3%) of Group revenue is invoiced in the foreign currencies of the customers involved. All other revenue is denominated in the local currency of the relevant entity.

The Group's US dollar net financial assets exposed to exchange rate risk amounted to £208,000 (2007: £220,000). The Group's net Euro financial liabilities exposed to exchange rate risk amounted to £45,000 (2007: net assets £31,000).

There were no outstanding foreign exchange cash flow hedges at the balance sheet date for the years ended 31 March 2008 and 2007.

Interest rate risk

The Group is exposed to interest rate risk on financial assets and financial liabilities as set out below. The Group is not exposed to interest rate risks on other assets and liabilities which are transacted on normal commercial terms.

The interest bearing financial assets held by the Group are cash and cash equivalents. Group cash and cash equivalent balances are invested on a floating rate basis to ensure immediate access to funds. The interest rate risk profile of these financial assets was as follows:

	2008 £'000	2007 £'000
Sterling denominated floating rate financial assets	7,755	2,131
Euro denominated floating rate financial assets	1	94
US denominated floating rate financial assets	381	111
Euro denominated non-interest bearing financial assets	91	29
US dollar denominated non-interest bearing financial assets	1,239	530
Swiss franc denominated non-interest bearing financial assets	38	–
	9,505	2,895

Interest earned on the Group's floating rate financial assets is based on variable bank deposit rates. No interest is earned on certain Euro, Swiss franc and US dollar bank balances.

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. The Group's interest bearing financial liabilities relate to borrowings taken out to finance the Group's acquisitions. The key terms of the Group's banking facilities have been set out in note 15.

If interest rates on floating rate sterling denominated loans had been 50 basis points higher during the year, the Group's post-tax profit would have been lower by £113,000 (2007: £11,000).

In order to mitigate the Group's exposure to interest rate risk on these borrowings, the Group took out an interest rate swap on 19 October 2006, the key terms of which have been set out below.

	Principal	Maturity	Pay	Receive
Interest rate swap	£5,000,000	31 March 2008	Fixed 5.54%	Variable, 3 month LIBOR

Interest payments and receipts were settled on a three monthly basis. The swap operated as an economic hedge throughout its term and was designated as a cash flow hedge at 31 March 2007.

21. Financial instruments continued

Financial risk management continued

Liquidity risk

The Group's policy is to maintain sufficient headroom to meet its foreseeable financing requirements. The Group aims to mitigate liquidity risk by managing cash generation by its operations and applying cash collection targets throughout the Group. Investment is carefully controlled, with authorisation limits operating up to Group Board level and cash payback periods applied as part of the investment appraisal process. Note 15 sets out the Group's banking facilities.

2008	On demand or within one year £'000	Between one and two years £'000	Between two and five years £'000	Over five years £'000	Total £'000
Bank overdrafts	3,596	–	–	–	3,596
Bank loans	2,001	–	15,000	–	17,001
	5,597	–	15,000	–	20,597
Trade and other payables	39,148	257	770	1,190	41,365
	44,745	257	15,770	1,190	61,962

2007	On demand or within one year £'000	Between one and two years £'000	Between two and five years £'000	Over five years £'000	Total £'000
Bank overdrafts	–	–	–	–	–
Bank loans	–	–	10,931	–	10,931
	–	–	10,931	–	10,931
Trade and other payables	40,750	–	–	–	40,750
	40,750	–	10,931	–	51,681

22. Obligations under operating leases

The Group has entered into commercial leases on certain properties and items of machinery. The property leases have durations of between two and ten years. As at 31 March the Group had outstanding commitments under non-cancellable operating leases, which fall due as follows:

Future minimum lease payments payable	2008 £'000	2007 £'000
Within one year	4,369	4,359
After one year but not more than five years	15,740	14,247
After five years	16,353	16,908
	36,462	35,514

The Group has future minimum sub-lease receipts totalling £947,000 (2007: £nil), expected to be received under non-cancellable sub-leases. There are no contingent rentals.

23. Capital commitments

The Group had capital commitments relating to property, plant and equipment of £179,000 at 31 March 2008 (2007: £662,000).

24. Related party transactions

The remuneration of Directors and other members of key management, recognised in the income statement, is set out below in aggregate. Key management are defined as the Board of Detica Group plc and other persons classified as "persons discharging management responsibility" under the rules of the Financial Services Authority. Further information on the remuneration of the Directors is disclosed in the Directors' Remuneration Report.

	2008 £'000	2007 £'000
Short-term employee benefits	989	1,416
Post-employment benefits	139	123
Share-based payments	372	262
	1,500	1,801

On 30 March 2007, the Group acquired DFI International Inc. (see note 20c). As part of this acquisition, General John A Gordon, a director of Detica Inc, received US$338,251 in exchange for options he held in DFI Government Inc, the trading subsidiary of DFI International Inc at that date.

There were no other significant related party contracts and transactions during the years ended 31 March 2008 and 31 March 2007.

25. Principal subsidiaries

The following represent the principal subsidiary undertakings of the Group at 31 March 2008, all of which operate principally in their country of incorporation and are all wholly-owned by the Group.

Company name	Country of incorporation	Principal activity
Detica Limited	England and Wales	IT services and solutions
Detica Consulting Group Limited	England and Wales	IT services and solutions
Detica System Integration Limited*	England and Wales	IT services and solutions
Detica Federal Inc.* (formerly DeticaDFI Inc.)	USA	IT services and solutions
Detica Consulting LLC* (formerly m.a.partners LLC)	USA	IT services and solutions
Detica Inc.*	USA	Holding company (formerly IT services and solutions)
StreamShield Networks Limited	England and Wales	Dormant (previously Internet content security)
Detica Holdings Limited	England and Wales	Holding company
Rubus Limited	England and Wales	Holding company
m.a. International Limited	England and Wales	Holding company
m.a. Management Services Limited*	England and Wales	Holding company
Detica Services Inc.* (formerly Detica Federal Inc.)	USA	Holding company

*Held indirectly via intermediate holding companies.

On 18 October 2007 the trade, selected assets and liabilities of StreamShield Networks Limited were transferred to Detica Limited. StreamShield Networks Limited became dormant from this date.

The proportion of ordinary share capital held is equivalent to the proportion of voting rights held for all subsidiary undertakings.

26. Reconciliation of adjusted earnings to IFRS reported figures

Operating profit

	2008 £'000	2007 £'000
Reported Group operating profit	24,334	14,976
Exceptional charge on absorption of StreamShield into the core business	771	1,095
Amortisation of acquired intangibles	1,661	836
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	192	153
Adjusted Group operating profit	26,958	17,060

Profit before tax

	2008 £'000	2007 £'000
Reported Group profit before tax	22,636	14,890
Exceptional charge on absorption of StreamShield into the core business	771	1,095
Amortisation of acquired intangibles	1,661	836
Unwind of the discount on m.a.partners deferred consideration	169	338
Impairment of Rubus goodwill following reclaim of previously unrecognised tax losses	192	153
Adjusted Group profit before tax	25,429	17,312

Diluted earnings per share

	2008 Pence	2007 Pence
Reported Group diluted EPS	12.9	9.2
Exceptional charge on absorption of StreamShield into the core business	0.5	0.7
Amortisation of acquired intangibles	1.0	0.5
Unwind of discount on m.a.partners deferred consideration	0.1	0.3
Effect of change in UK deferred tax rate	0.1	–
Adjusted Group diluted earnings per share	14.6	10.7

Statement of Directors' responsibilities in relation to the parent Company financial statements

The Directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Company law requires the Directors to prepare financial statements for each financial year. Under that law the Directors have elected to prepare the financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). The financial statements are required by law to give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent; and
- state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report to the members of Detica Group plc

We have audited the parent Company financial statements of Detica Group plc for the year ended 31 March 2008 which comprise the Balance sheet and the related notes 1 to 13. These parent Company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' remuneration report that is described as having been audited.

We have reported separately on the Group financial statements of Detica Group plc for the year ended 31 March 2008.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors

The Directors' responsibilities for preparing the Annual report, the Directors' remuneration report and the parent Company financial statements in accordance with applicable United Kingdom law and Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' responsibilities.

Our responsibility is to audit the parent Company financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the parent Company financial statements give a true and fair view and whether the parent Company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the parent Company Directors' report is consistent with the financial statements. The information given in the Directors' report includes that specific information presented in the Business review and Financial review that is cross referred from the Business review section of the Directors' report.

In addition we report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual report and consider whether it is consistent with the audited parent Company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' remuneration report, the Chairman's statement, the Business review, the Financial review and the corporate governance statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent Company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent Company financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the parent Company financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent Company financial statements and the part of the Directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent Company financial statements and the part of the Directors' remuneration report to be audited.

Opinion

In our opinion:

- the parent Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company's affairs as at 31 March 2008;

- the parent Company financial statements and the part of the Directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985; and

- the information given in the Directors' report is consistent with the parent Company financial statements.

Ernst & Young LLP
Registered auditors
Southampton
30 May 2008

Ernst & Young LLP

Company balance sheet

At 31 March 2008

	Note	2008 £'000	2007 £'000
Fixed assets			
Investments	4	63,711	59,779
Current assets			
Debtors	5	23,741	24,818
Cash at bank and in hand		410	432
		24,151	25,250
Creditors: amounts falling due within one year	6	(8,978)	(22,193)
Net current assets		15,173	3,057
Total assets less current liabilities		78,884	62,836
Creditors: amounts falling due after more than one year	7	(15,000)	(10,931)
Provisions	8	–	(11,672)
Net assets		63,884	40,233
Capital and reserves			
Called up share capital	9	2,317	2,287
Share premium account	10	18,619	18,619
Merger reserve	10	11,210	5,440
Other reserve	10	4,819	2,652
Capital redemption reserve	10	747	747
Profit and loss reserve	10	26,172	10,488
Equity shareholders' funds	10	63,884	40,233

The financial statements on pages 79 to 85 were approved by the Board of Directors on 30 May 2008 and were signed on its behalf by:

Tom Black
Chief Executive

Mandy Gradden
Finance Director

Notes to the Company balance sheet

1. Accounting policies

Basis of preparation

The financial statements are prepared under the historical cost convention, in accordance with the Companies Act 1985 and UK Generally Accepted Accounting Policies ("UK GAAP"). The principal accounting policies adopted in the preparation of these financial statements are set out below.

Investments

Investments in subsidiaries in the Company's balance sheet are held at cost less any accumulated impairment losses.

Capital contributions made to subsidiaries, in respect of share options and LTIPs granted to subsidiary employees where no repayment has been sought, are included within investments at the amount of the share-based payment charge incurred by the subsidiary.

Provisions

Where the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, a provision is made. If the effect is material, expected future cash flows are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability.

Borrowings

Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. They are subsequently measured at amortised cost. Finance charges, including issue costs, are charged to the profit and loss account using an effective interest rate method.

Borrowings are classified as creditors falling due after one year when the repayment date is more than 12 months from the balance sheet date or where they are drawn on a facility with more than 12 months to expiry.

Employee benefit trust

The Detica Group Employee Benefit Trust (the "Trust"), which purchases and holds ordinary shares of the Company in connection with certain employee share schemes, is consolidated in the Company's financial statements. Any consideration paid or received by the Trust for the purchase or sale of the Company's own shares is shown as a movement in shareholders' equity.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the recognition of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax. Deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which the timing differences will reverse, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Transactions in foreign currencies are initially recorded in the functional currency by applying the spot exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the profit and loss account. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transaction.

Dividends

Dividends payable to the Company's shareholders are recognised as a liability and deducted from shareholders' equity in the period in which the shareholders' right to receive payment is established.

Dividends receivable from the Company's subsidiaries are recognised in the profit and loss account when the right to receive payment is established.

2. Profit attributable to members of the parent Company

As permitted by section 230 of the Companies Act 1985, the Company has not presented its profit and loss account. The profit for the year dealt with in the accounts of the Company, before accounting for dividends, was £19,184,000 (2007: £9,110,000).

3. Dividends

The Directors propose a final dividend in respect of the year ended 31 March 2008 of 2.5 pence per share (2007: 2.175 pence per share) totalling £2,914,000 (2007: £2,498,000) and payable on 8 August 2008. The proposed dividend is subject to approval by the Annual General Meeting on 31 July 2008 and has not been recognised as a liability in these financial statements.

The amounts recognised as distributions to equity holders were as follows:

	2008 pence/share	2008 £'000	2007 pence/share	2007 £'000
Interim dividends relating to 2008/2007	1.2	1,387	0.6	701
Final dividends relating to 2007/2006	2.2	2,499	1.1	1,204
	3.4	3,886	1.7	1,905

Dividends payable to the Employee Benefit Trust have been waived and are excluded from the amounts recognised as distributions in the table above.

4. Investments

	Shares in Group undertakings £'000	Capital contributions £'000	Total £'000
At 1 April 2007	53,900	5,879	59,779
Additions	108	2,024	2,132
Reversal of amount written off investment	1,800	–	1,800
At 31 March 2008	55,808	7,903	63,711

The additions in the year represent an adjustment to the deferred consideration amount payable in respect of the acquisition of m.a.partners and capital contributions to subsidiaries in respect of share-based payments.

During the year, the Company waived intercompany indebtedness from StreamShield Networks Limited ("StreamShield") with a consequent increase to StreamShield's net assets. This resulted in the reversal of the amount written off the investment in StreamShield in the prior year.

Details of the Company's direct and indirect investments are included in note 25 of the Group accounts.

5. Debtors

	2008 £'000	2007 £'000
Amounts owed by subsidiary undertakings	23,692	24,808
Other debtors	–	10
Prepayments and accrued income	49	–
	23,741	24,818

6. Creditors: amounts falling due within one year

	2008 £'000	2007 £'000
Bank borrowings	2,001	–
Trade creditors	5	5
Amounts due to subsidiary undertakings	6,695	20,428
Accruals	277	1,760
	8,978	22,193

7. Creditors: amounts falling due after more than one year

	2008 £'000	2007 £'000
Bank borrowings	15,000	10,931

The Company's borrowings have been drawn down under the Company's revolving and amortising loan facilities, set out in note 15 of the Group accounts.

Borrowing facilities
The Company has undrawn borrowing facilities as follows:

	2008 £'000	2007 £'000
Expiring between three and four years	–	19,000

Details of the interest rate swap held by the Company and Group are included within note 21 of the Group accounts.

8. Provisions

	£'000
At 1 April 2007	11,672
Unwind of discount on m.a.partners deferred consideration	169
Settlement of m.a.partners deferred consideration	(11,841)
At 31 March 2008	–

9. Share capital

	2008 Number '000	2007 Number '000	2008 £'000	2007 £'000
Authorised				
Ordinary shares of 2 pence each	175,000	175,000	3,500	3,500
Allotted, called-up and fully paid				
Ordinary shares of 2 pence each				
At 1 April	114,362	22,353	2,287	447
Shares issued – m.a.partners acquisition	1,480	1,813	30	37
Bonus issue	–	89,411	–	1,788
Shares issued – DFI acquisition	–	785	–	15
At 31 March	115,842	114,362	2,317	2,287

The number of ordinary shares in issue at 31 March 2008 was 115,841,865 (2007: 114,362,314).

The Company has a number of share option schemes over which options to subscribe for the Company's shares or purchase shares from the Detica Group Employee Benefit Trust (the "Trust") have been granted to Directors and staff. Options granted by the Company and by the Trust under the share option schemes at 31 March 2008 were as follows:

9. Share capital continued

Granted during the year ended 31 March	Options at 1 April 2007	Granted in the year	Exercised in the year	Lapsed in the year	Options at 31 March 2008	Exercise price	Exercisable in the period ended 31 March
Ordinary shares of 2 pence each							
2000	6,000	–	–	–	6,000	7.34p	2003–2010
2001	223,537	–	(7,850)	–	215,687	14.14p	2004–2011
2001	10,250	–	(10,250)	–	–	61.00p	2004–2011
2002	128,250	–	(19,000)	–	109,250	48.00p	2005–2012
2003	39,280	–	(6,250)	(250)	32,780	74.00p	2006–2013
2003	195,750	–	(68,235)	–	127,515	65.70p	2006–2013
2003	96,440	–	(37,520)	–	58,920	63.00p	2006–2013
2003	25,000	–	(25,000)	–	–	0.20p*	2006–2013
2004	581,300	–	(303,315)	–	277,985	73.20p	2007–2014
2004	281,500	–	(91,500)	–	190,000	0.20p*	2007–2014
2004	468,235	–	(312,499)	–	155,736	84.00p	2007–2014
2004	49,500	–	(6,000)	–	43,500	118.50p	2007–2014
2005	756,050	–	(125,120)	–	630,930	115.50p	2008–2015
2005	185,000	–	(55,000)	(7,500)	122,500	0.20p*	2008–2015
2005	205,000	–	(7,500)	(7,500)	190,000	148.90p	2008–2015
2006	1,135,975	–	–	(152,315)	983,660	0.40p*	2009–2016
2006	87,690	–	–	(1,580)	86,110	161.50p	2009–2016
2006	71,240	–	–	–	71,240	0.40p*	2009–2016
2006	276,185	–	–	–	276,185	0.40p*	2009–2016
2007	72,025	–	–	(7,370)	64,655	265.60p	2010–2017
2007	268,360	–	–	(20,485)	247,875	0.40p*	2010–2017
2007	574,632	–	–	(251,300)	323,332	2.00p*	2010–2017
2007	1,645	–	–	–	1,645	292.00p	2010–2017
2008	–	652,264	–	(26,793)	625,471	392.25p	2011–2018
2008	–	1,514,618	–	(86,436)	1,428,182	2.00p*	2011–2018
2008	–	448	–	–	448	223.75p	2011–2018
Total	5,738,844	2,167,330	(1,075,039)	(561,529)	6,269,606		

ESOS	2,920,952	652,712	(903,539)	(43,493)	2,626,632
LTIP	2,817,892	1,514,618	(171,500)	(518,036)	3,642,974
Total	5,738,844	2,167,330	(1,075,039)	(561,529)	6,269,606

Granted by					
– Company	2,920,952	652,712	(903,539)	(43,493)	2,626,632
– Trust	2,817,892	1,514,618	(171,500)	(518,036)	3,642,974
Total	5,738,844	2,167,330	(1,075,039)	(561,529)	6,269,606

*Represents awards under the Group's LTIP.

9. Share capital continued

The Trust currently holds 176,580 ordinary shares (2007: 1,130,862) which are available to satisfy options granted leaving 6,093,026 (2007: 4,607,982) new issue shares which will, subject to the achievement of relevant performance conditions, be required in order to satisfy awards made under the ESOS and LTIP in the six years since the Company's flotation in 2002.

The number of shares required in order to satisfy the exercise of unapproved options under the ESOS may be reduced by the use of stock appreciation rights. On exercise, stock appreciation rights provide that the settlement of unapproved options is made via a transfer of shares with a market value equal to the gain on the option. The use of stock appreciation rights reduced the number of shares required in the year by 120,757 (2007: nil).

The Trust has agreed to make its shares available to satisfy awards under both the ESOS and the LTIP. It is anticipated that new issue shares will be required in the forthcoming year to satisfy awards under both schemes.

Further details of the Company's share options arrangements are set out in note 19 of the Group accounts.

10. Reconciliation of shareholders' funds and movements on reserves

	Share capital £'000	Share premium account £'000	Merger reserve £'000	Other reserve £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 1 April 2006	447	17,196	-	1,365	747	2,610	22,365
Profit for the year	–	–	–	–	–	9,110	9,110
Dividends paid	–	–	–	–	–	(1,905)	(1,905)
Net proceeds from disposal of own shares	–	–	–	–	–	673	673
Share-based payment credit	–	–	–	1,287	–	–	1,287
Bonus issue	1,788	(1,788)	–	–	–	–	–
Shares issued	52	3,211	5,440	–	–	–	8,703
At 31 March 2007	2,287	18,619	5,440	2,652	747	10,488	40,233
Profit for the year	–	–	–	–	–	19,184	19,184
Dividends paid	–	–	–	–	–	(3,886)	(3,886)
Net proceeds from disposal of own shares	–	–	–	–	–	386	386
Share-based payment credit	–	–	–	2,167	–	–	2,167
Shares issued	30	–	5,770	–	–	–	5,800
At 31 March 2008	2,317	18,619	11,210	4,819	747	26,172	63,884

The merger reserve represents the premium on the shares issued for the acquisition of m.a.partners, which attracted merger relief under Section 131 of the Companies Act 1985.

The other reserve represents the capital contributions granted to subsidiary undertakings by the Company in respect of share options and LTIPs as described in note 1. This reserve is non-distributable.

11. Related party transactions

The Company has taken advantage of the exemption in FRS 8 "Related Party Transactions" from disclosing transactions with other members of the Group headed by Detica Group plc.

Transactions with the Directors of the Company are disclosed in the Directors remuneration report and in note 24 of the Group accounts.

12. Contingent liabilities

The Company has entered into cross-guarantee arrangements in respect of the banking and certain leasing facilities of the Group and is the representative member for Group registration for VAT purposes.

The Company has entered into three guarantees in respect of its indirect subsidiaries, Detica Inc and Detica Federal Inc (formerly DFI International Inc). The Company has entered into contracts to guarantee property leasing obligations. At 31 March 2008 the contingent liabilities relating to property leases totalled $43.2 million (2007: $45.2 million). The Company also guarantees a $0.4 million (2007: $0.4 million) corporate credit card facility.

13. Statutory and other information

The Company is a Public Limited Company incorporated and domiciled in England and Wales. The Company's ordinary shares are listed on the London Stock Exchange.

The Company has no employees (2007: nil).

Directors' remuneration is disclosed on page 37 of the Directors' remuneration report.

The fee for the audit of the Company was £37,000 (2007: £35,000). The Company's individual accounts do not disclose fees for other services required by Regulation 4(1)(b) of the Companies (Disclosure of Auditor Remuneration) Regulations 2005 as exempt because the Group accounts are required to comply with and include the disclosures required by regulation 4(1)(b).

Five-year history

	2008 IFRS £'000	2007 IFRS £'000	2006 IFRS £'000	2005 IFRS £'000	2005 UK GAAP Restated (note d) £'000
Consolidated income statement extracts					
Revenue	203,181	156,112	101,504	70,210	53,523
Adjusted operating profit[(a)(e)]	26,958	17,060	11,087	8,331	8,756
Adjusted profit before tax[(b)(e)]	25,429	17,312	11,784	9,049	9,210
Earnings per share					
Adjusted diluted (pence)[(c)]	14.6p	10.7p	7.7p	5.6p	5.9p
Growth in adjusted diluted EPS (%)[(c)]	36%	39%	36%	–	22%
Average headcount	1,523	1,153	751	541	407
Revenue growth	30%	54%	45%	–	37%
Adjusted operating profit margin[(a)]	13.3%	10.9%	10.9%	11.9%	16.4%
Consolidated balance sheet extracts					
Non current assets	80,719	81,977	22,949	9,487	6,612
Current assets	69,978	51,564	51,258	42,435	33,611
Total assets	150,697	133,541	74,207	51,922	40,223
Total equity	84,785	66,895	45,631	34,951	26,844
Non–current liabilities	18,435	12,552	798	–	–
Current liabilities	47,477	54,094	27,778	16,971	13,379
Total equity and liabilities	150,697	133,541	74,207	51,922	40,223

Notes

(a) Reported operating profit has been adjusted for the following items:
- 2007 and 2008 – StreamShield exceptional item, amortisation of acquired intangibles and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.
- 2006 – amortisation of acquired intangibles and the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.
- 2005 – the impairment of Rubus goodwill as a result of utilisation of Rubus tax losses.
- 2004 – amortisation of goodwill.

(b) Reported profit before tax has been adjusted for the amounts set out above and in 2007 and 2008 the unwinding of the discount on m.a.partners deferred consideration.

(c) Adjusted earnings per share reflects the adjustments to profit before tax set out above and the tax effects thereon. Earnings per share for 2007 and earlier years have been presented on a pro forma basis for the bonus issue in July 2006.

(d) Restated for the implementation of UITF 38 – Accounting for ESOP Trusts.

(e) Includes the Group's investment in StreamShield Networks totalling £805,000 in 2008, £4,056,000 in 2007, £4,015,000 in 2006, £2,674,000 in 2005 and £495,000 in 2004.

Notice of Annual General Meeting

Detica Group plc
Registered in England and Wales – No. 3328242

Notice of 2008 Annual General Meeting

Notice is hereby given that the 2008 Annual General Meeting of the members of Detica Group plc (the "Company") will be held at 6th Floor, 2 Arundel Street, London WC2R 3AZ on 31 July 2008 at 2.00pm for the following purposes.

Resolutions 9 to 12 (inclusive) will be proposed as special resolutions. All other resolutions will be proposed as ordinary resolutions.

Ordinary business

1 To receive and, if thought fit, to adopt the Company's financial statements and the reports of the Directors and auditors for the year ended 31 March 2008.

2 To consider the Directors' remuneration report for the year ended 31 March 2008 and to authorise the Remuneration Committee to fix the remuneration of the Directors.

3 To re-elect Tom Black, retiring by rotation in accordance with the Articles of Association of the Company, as an Executive Director.

4 To re-elect Mark Mayhew, retiring by rotation in accordance with the Articles of Association of the Company, as a Non-Executive Director.

5 To declare a final dividend of 2.5 pence per ordinary share in the Company.

6 To reappoint Ernst & Young LLP as auditors until the next Annual General Meeting of the Company at which accounts are laid before the Company.

7 To authorise the Directors to fix the remuneration of the auditors.

Special business

8 THAT the authority conferred on the Directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2009 or on 31 October 2009, whichever is earlier, and for such period the Section 80 Amount shall be £772,279.

9 THAT, conditional upon the passing of Resolution 8 above, the power conferred on the Directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in Resolution 8 and for such period the Section 89 Amount shall be £115,841.

10 To authorise the Company generally and unconditionally for the purposes of Section 166 of the Companies Act 1985 (the "Act") to make market purchases (within the meaning of Section 163 of the Act) of ordinary shares in the Company ("ordinary shares") provided that:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased shall be 17,364,695;

(ii) the minimum price (exclusive of expenses) which may be paid for each ordinary share shall be 2 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall be an amount equal to the higher of:

(a) 105% of the average middle-market quotation for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and

(b) the price stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003; and

(iv) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2009 or, if earlier, 31 October 2009 (except in relation to the purchase of ordinary shares the contract for which was concluded before the expiry of such authority and which might be executed wholly or partly after such expiry) unless such authority is renewed prior to such time.

11 THAT, with effect from the conclusion of the meeting, the Articles of Association contained in the document produced to the meeting and signed by the Chairman and for the purposes of identification marked "A" be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association of the Company.

12 THAT, subject to the passing of Resolution 11 above, and with effect on or from 00.01am on 1 October 2008 or any later date on which Section 175 of the Companies Act 2006 comes into effect, the Articles of Association contained in the document produced to the meeting and signed by the Chairman and for the purposes of identification marked "B" be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the Articles of Association adopted pursuant to Resolution 11 above.

By order of the Board

John Woollhead
Company Secretary

Surrey Research Park
Guildford
Surrey GU2 7YP

20 June 2008

Notes

1 Holders of ordinary shares are entitled to attend and vote at general meetings of the Company. The total number of issued ordinary shares in the Company, carrying one vote each, on 30 May 2008, which is the latest practicable date before the publication of this notice is 115,841,865. Therefore, the total voting rights in the Company as at 30 May 2008 are 115,841,865. On a vote by show of hands every member who is present has one vote and every proxy present who has been duly appointed by a member has one vote. On a poll vote every member who is present in person or by proxy has one vote for every ordinary share of which he is the holder.

2 A member is entitled to appoint another person as his proxy to exercise all or any of his rights and to attend and to speak and vote at the Annual General Meeting ("AGM"). A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not also be a member of the Company. Appointment of a proxy will not prevent the member from subsequently attending a meeting and voting at the meeting in person.

3 In order to be valid, an appointment of proxy must be returned (together with any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the Directors) by one of the following methods:

- in hard copy form by post, by courier or by hand to the Company's registrars Equiniti Limited at Aspect House, Spencer Road, Lancing, West Sussex BN99 6ZL; or
- if you have elected for electronic communications, by completing it online via your Shareview.co.uk portfolio; or
- if you have not registered a preference for electronic communication, by completing it online at www.sharevote.co.uk following the on-screen submission instructions. You will need to identify yourself with your Voting ID, Task ID, and Shareholder Reference Number, as printed on your proxy form; or
- in the case of CREST members, by utilising the CREST electronic proxy appointment service in accordance with the procedures set out below.

and in each case must be received by the Company not less than 48 hours before the time of the meeting.

4 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the AGM to be held on 31 July 2008 (and any adjournment(s) of the meeting) by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members (and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s)) who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message (regardless of whether it constitutes the appointment of a proxy) or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID RA19) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members (and, where applicable, their CREST sponsors or voting service providers) should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the

CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members (and, where applicable, their CREST sponsors or voting service providers) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5) (a) of the Uncertificated Securities Regulations 2001.

5 The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from the Company in accordance with section 146 of the Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the member who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

6 In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate member has appointed the Chairman of the meeting as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that member at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with those directions; and (ii) if more than one corporate representative for the same corporate member attends the meeting but the corporate member has not appointed the Chairman of the meeting as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and other corporate representatives will give voting directions to that designated corporate representative. Corporate members are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives, see www.icsa.org.uk for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described in (i) above.

7 In order to have the right to attend and vote at the meeting a person must have their name entered in the register of holders of ordinary shares of the Company by 6.00pm on 29 July 2008 or, if the meeting is adjourned, 6.00pm on the day two days prior to the reconvened meeting (as the case may be). In each case, changes to the register after such time will be disregarded in determining the rights of any person to attend and vote at the meeting.

8 Copies of service contracts between the Company and each of the Executive Directors, and the terms and conditions of appointment of all Non-Executive Directors, will be available at the registered office of the Company on any weekday, during normal business hours from the date of this notice until the date of the meeting, and at the place of the meeting for a period at least 15 minutes prior to the AGM and during the meeting.

9 Members should note that it is possible that, pursuant to requests made by members of the Company under Section 527 of the Companies Act 2006, the Company may be required to publish on a website a statement setting out any matter relating to: (i) the audit of the Company's accounts (including the auditors' report and the conduct of the audit) that are to be laid before the AGM for the financial year beginning 1 April 2009; or (ii) any circumstances connected with an auditor of the Company appointed for the financial year beginning 1 April 2009 ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with Section 437 of the Companies Act 2006. The Company may not require the members requesting any such website publication to pay its expenses in complying with Section 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM for the relevant financial year includes any statement that the Company has been required under Section 527 of the Companies Act 2006 to publish on a website.

The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer queries during the meeting.

Explanatory notes

Resolution 3, the Board is proposing Tom Black for re-election as an Executive Director. Tom Black was elected at the 2005 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). The Board has confirmed that the performance of Tom Black continues to be effective and he remains committed to his role. His biography is set out on page 18 of the Annual report 2008.

Resolution 4, the Board is proposing Mark Mayhew for re-election as a Non-Executive Director. Mark Mayhew was elected at the 2006 AGM, and none of the remaining Directors has held office for more than three years without re-election (Article 79). The Board has confirmed that the performance of Mark Mayhew continues to be effective and he remains committed to his role. His biography is set out on page 19 of the Annual report 2008.

Resolution 8 will, if approved, renew the Directors' authority to allot relevant securities up to an aggregate nominal amount of £772,279 being approximately (but not more than) one third of the Company's ordinary share capital as at the date of this notice of AGM. As at the date of this notice of AGM, the Company did not hold any treasury shares.

The Directors have no present intention of making use of the authority sought but wish to retain the flexibility to allot relevant securities should they consider this to be in the best interests of the Company. No issue will be made which would effectively alter control of the Company without the prior approval of shareholders in general meeting. The authority will, if granted, replace the similar authority conferred on the Directors at the 2007 AGM and will lapse on the date of the AGM in 2009 or on 31 October 2009, whichever is earlier.

Resolution 9, a special resolution, will, if approved, permit the Directors to allot equity securities wholly for cash in a non-pre-emptive manner, either by way of a rights issue or in any other way up to the total nominal amount of £115,841. This authority will, if granted, apply until the conclusion of the 2009 AGM of the Company, or on 31 October 2009, whichever is earlier. The amount of shares which may be issued other than by way of a rights issue pursuant to the power granted by this resolution, if approved, will be limited to a nominal value which is equivalent to 5% of the existing issued share capital on the date of this notice of AGM. The authority will, if granted, replace the similar power conferred on the Directors at the 2007 AGM and will lapse on the date of the AGM in 2009 or on 31 October 2009, whichever is earlier.

For the purposes of this Resolution:

(i) "rights issue" means an issue of equity securities to holders (other than the Company) on the register on a record date fixed by the Directors of ordinary shares in proportion to their respective holdings (for which purpose holdings in certificated and uncertificated form may be treated as separate holdings) but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;

(ii) references (except in paragraph (v) below) to an allotment of equity securities shall include a sale of treasury shares;

(iii) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights;

(iv) words and expressions defined in or for the purposes of Part IV of the Companies Act 1985 (as amended) shall bear the same meanings herein; and

(v) the power in Resolution 9, insofar as it relates to the allotment of equity securities rather than the sale of treasury shares, is granted pursuant to the authority in Resolution 8 above.

Resolution 10, a special resolution is proposed to grant the Company authority to purchase its own ordinary shares in the market.

The Directors will seek authority, to expire at the AGM in 2009 or, if earlier, on 31 October 2009, for the Company to purchase its own ordinary shares in the market up to a total of 17,364,695 ordinary shares having an aggregate nominal value of £347,294, being 14.99% of the existing issued ordinary share capital (excluding treasury shares). The maximum price which may be paid on any exercise of such authority per ordinary share is 105% of the average of the middle market quotations as derived from the London Stock Exchange Daily Official List for the Company's ordinary shares for the five business days immediately preceding the date of any purchase and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulations 2003, and the minimum price is 2 pence.

As required to be stated under the UKLA Listing Rules, as at 30 May 2008, there were options outstanding to subscribe for 3,473,604 ordinary shares (of which 110,890 shares are held, as at 30 May 2008, in the Company's Employee Benefit Trust). If the outstanding options were fully exercised, they would represent 3.0% of the existing 115,841,865 issued ordinary shares (excluding treasury shares) of the Company.

If the buyback authority were exercised in full, that percentage would be 3.5% of the reduced share capital of 98,477,170 shares.

The Directors consider it desirable and in the Company's interests for shareholders to grant to the Company authority to exercise this power, within certain limits, to enable the Company to purchase its own ordinary shares. This authority would only be exercised as and when conditions are favourable, with a view to enhancing net asset value per share.

Resolution 11, a special resolution is proposed to adopt new Articles of Association (the "New Articles") to reflect provisions of the Companies Act 2006, in particular the sections relating to Directors' indemnities and loans to fund expenditure incurred in connection with certain actions against Directors and convening Extraordinary and Annual General Meetings. It also makes a number of minor consequential amendments required by the Companies Act 2006. The material difference between the current Articles of Association of the Company (the "Current Articles") and the proposed New Articles is the changes to Articles 46, 63 to 69, 91 and 139 to 141.

The Companies Act 2006 has in some areas widened the scope of the powers of a Company to indemnify Directors and to fund expenditure incurred in connection with certain actions against Directors. In particular, a Company that is a trustee of an occupational pension scheme can now indemnify a Director against liability incurred in connection with the Company's activities as trustee of the scheme. In addition, the existing exemption allowing a Company to provide money for the purpose of funding a Director's defence in court proceedings now expressly covers regulatory proceedings and applies to associated companies.

The provisions in the Current Articles dealing with the convening of general meetings and the length of notice required to convene general meetings are being amended to conform to new provisions in the Companies Act 2006. In particular an Extraordinary General Meeting to consider a special resolution can be convened on 14 days' notice whereas previously 21 days' notice was required.

The Current Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective and that, where an extraordinary resolution is required, a special resolution is also effective. This provision is being amended as the concept of extraordinary resolutions has not been retained under the Companies Act 2006.

The Current Articles enable members to act by written resolution. Under the Companies Act 2006 public companies can no longer pass written resolutions. These provisions have therefore been removed in the New Articles.

The definition of an ordinary resolution in the Companies Act 2006 is new and refers to a resolution of the members being passed by a simply majority. This would appear to exclude the possibility of the Chairman of the Annual General Meeting being able to have a casting vote in his capacity as such. Therefore the provision in the Current Articles providing the Chairman of the Annual General Meeting with a casting vote has been removed.

Under the Companies Act 2006, proxies are entitled to vote on a show of hands, whereas under the Current Articles proxies are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the Companies Act 2006. A Company's articles cannot provide that they should be received more than 48 hours before the meeting or, in the case of a poll, taken more than 48 hours after the meeting or, more than 24 hours before the time for the taking of a poll. It is permitted to exclude weekends and bank holidays for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may be appointed (but if they purport to exercise their rights in different ways, then the power is treated as not being exercised). The New Articles reflect all of these new provisions.

The Current Articles contain a provision that any statutory limits on the age at which a Director can be appointed shall not apply to the Company. The Companies Act 2006 has removed these age limits. This article is therefore redundant and has been removed.

Generally the opportunity has been taken to bring clearer language into the New Articles.

Resolution 12, a special resolution is proposed to adopt new Articles of Association, to take effect from 00.01am on 1 October 2008, (the "Revised Articles") to reflect the provisions of the Companies Act 2006 relating to Directors' conflicts of interest. The material difference between the New Articles, to be adopted pursuant to Resolution 11, and the Revised Articles, to be adopted pursuant to this Resolution 12, is the insertion of a new section regarding conflicts of interest.

The Companies Act 2006 sets out Directors' general duties. The provisions largely codify the existing law, but with some changes. Under the Companies Act 2006, from 1 October 2008 a Director must avoid a situation where he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict with the Company's interests. The requirement is very broad and could apply, for example, if a Director becomes a Director of another Company or a trustee of another organisation. The Companies Act 2006 allows Directors of public companies to authorise conflicts and potential conflicts where the Articles of Association contain a provision to this effect. The Companies Act 2006 also allows the Articles of Association to contain other provisions for dealing with Directors' conflicts of interest to avoid a breach of duty. The Revised Articles give the Directors authority to approve such situations and to include other provisions to allow conflicts of interest to be dealt with in a similar way to the current position.

There are safeguards which will apply when Directors decide whether to authorise a conflict or potential conflict. First, only independent Directors (i.e. those who have no interest in the matter being considered) will be able to take the relevant decision, and secondly, in taking the decision the Directors must act in a way they consider, in good faith, will be most likely to promote the Company's success. The Directors will be able to impose limits or conditions when giving authorisation if they think this is appropriate.

From 1 October 2008, it is also proposed that the Revised Articles should contain provisions relating to confidential information, attendance at Board meetings and availability of Board papers to protect a Director being in breach of duty if a conflict of interest or potential conflict of interest arises. These provisions will only apply where the position giving rise to the potential conflict has previously been authorised by the Directors.

A copy of the New Articles showing the changes proposed by Resolution 11 and a copy of the Revised Articles showing the changes proposed by Resolution 12 will be available for inspection during usual business hours on weekdays (Saturdays and public holidays excepted) at the Company's registered office, Surrey Research Park, Guildford, Surrey, GU2 7YP, United Kingdom and at 6th Floor, Arundel Street, London WC2R 3AZ until the conclusion of the Annual General Meeting, and will also be available for inspection at the meeting from at least 30 minutes prior to the commencement of the meeting until its conclusion.

END